UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                          SCHEDULE 13D

             Under the Securities Exchange Act of 1934
                       (Amendment No. 2)*

                       PC Etcetera, Inc.
                        (Name of Issuer)


                Common Stock, $.01 par value
                   (Title of Class of Securities)


                          693189102
                        (CUSIP Number)

              Law Office of Gregory F.W. Todd, Esq.
       101 Park Avenue, 27th Floor, New York, New York 10178
         (Name, Address, and Telephone Number of Person
          Authorized to Receive Notices and Communications)


                       October 25, 1996
      (Date of Event Which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Rho Management Partners L.P.


2.   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP*
     *(SEE INSTRUCTIONS)                                 (a) [x]
                                                         (b) [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*
     *(SEE INSTRUCTIONS)

     NA

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                           [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New Jersey

7.   SOLE VOTING POWER

     686,031 Shares (includes warrants to purchase 286,031 shares)

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     686,031 Shares (includes warrants to purchase 286,031 shares)


10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     726,031 Shares (includes warrants and options to purchase
     326,031 shares)


12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES* (SEE INSTRUCTIONS)



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.0%

14.  TYPE OF REPORTING PERSON*
     *(SEE INSTRUCTIONS)

     PN

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Rho Management Trust I

2.   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP*
     *(SEE INSTRUCTIONS)                                 (a) [x]
                                                         (b) [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*
     *(SEE INSTRUCTIONS)

     WC

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                           [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York


7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     686,031 Shares (includes warrants to purchase 286,031 shares)

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     686,031 Shares (includes warrants to purchase 286,031 shares)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     726,031 Shares (includes warrants and options to purchase
     326,031 shares)


12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*
     (SEE INSTRUCTIONS)



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.0%

14.  TYPE OF REPORTING PERSON*
     (SEE INSTRUCTIONS)

     OO

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Joshua Ruch

2.   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP*
     *(SEE INSTRUCTIONS)                                 (a) [x]
                                                         (b) [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*
     *(SEE INSTRUCTIONS)

     NA

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                           [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Republic of South Africa

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     686,031 Shares (includes warrants to purchase 286,031 shares)

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     686,031 Shares (includes warrants to purchase 286,031 shares)

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     726,031 Shares (includes warrants and options to purchase
     326,031 shares)


12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*
     (SEE INSTRUCTIONS)



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.0%

14.  TYPE OF REPORTING PERSON*
     (SEE INSTRUCTIONS)

     IN

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

     Cadence Information Associates L.L.C.

2.   CHECK THE APPROPRIATE ROW IF A MEMBER OF A GROUP*
     *(SEE INSTRUCTIONS)                                 (a) [x]
                                                         (b) [ ]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS*
     *(SEE INSTRUCTIONS)

     NA

5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(D) OR 2(E)                           [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

7.   SOLE VOTING POWER

     40,000 Shares (consisting entirely of options to purchase )

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     40,000 Shares (consisting entirely of options to purchase)

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     726,031 Shares (includes warrants and options to purchase
     326,031 shares)


12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*
     (SEE INSTRUCTIONS)



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.0%

14.  TYPE OF REPORTING PERSON*
     (SEE INSTRUCTIONS)

     OO

     This Amendment No. 2 to Schedule 13D for PC Etcetera, Inc., a Delaware corporation (the "Company"), amends a statement on
Schedule 13D dated March 15, 1995, as amended by Amendment No. 1, dated May 15, 1995, with respect to shares of Common Stock, par value $.01 per share, of the Company beneficially owned by Rho Management Trust I (also known as Gibraltar Trust), Rho Management Partners L.P., Joshua Ruch and Cadence Information Associates L.L.C. Because this is the first electronically filed amendment to the reporting persons' Schedule 13D previously filed in paper format, pursuant to the Commission's Rule 13d-2(c) this Amendment restates the entire text of the statement on Schedule 13D presently in effect.

Item 1.   Security and Issuer

     The class of securities to which this statement on Schedule 13D relates is the Common Stock, par value $0.01 per share (the "Shares"), of PC Etcetera, Inc., a Delaware corporation. The Company has its principal executive offices at 462 Seventh Avenue, New York, New York 10018.

Item 2.   Identity and Background

     (a-c), (f) This Statement is being filed by Rho Management Partners L.P., a New Jersey limited partnership ("Rho"), whose address is 767 Fifth Avenue, New York, New York 10153. Rho is investment advisor to Rho Management Trust I, a New York grantor trust (also known as Gibraltar Trust; hereafter, the "Trust"), which is the registered owner of the Shares. Pursuant to an investment advisory agreement between Rho and the Trust, Rho has sole investment discretion and voting authority with respect to the Shares.

     This Statement is also being filed by the Trust, as registered owner of the Shares, and by Joshua Ruch. Joshua Ruch is the controlling stockholder of Atlas Capital Corp., a Delaware corporation ("Atlas"), which is the sole general partner of Rho. In addition, Joshua Ruch is the Chairman, CEO and controlling stockholder of Rho Management Company, Inc., a New York corporation ("RMC"), to which certain advisory duties concerning the Shares may be delegated by Rho. In such capacities, Joshua Ruch exercises voting control and dispositive power over the Shares reported herein by Rho. Joshua Ruch therefore may be deemed to have indirect beneficial ownership over such Shares.

     The address of Rho, the Trust and Mr. Ruch is c/o Rho, 767 Fifth Avenue, New York, New York 10153. The trustee of the Trust is William F. Indoe, Esq., whose address is Sullivan & Cromwell, 125 Broad Street, New York, New York 10004. The executive officers of Atlas and RMC are Joshua Ruch, Chairman & CEO; Habib Kairouz, Vice President; and Peter Kalkanis, Chief Financial Officer. The address of each of such officer is c/o Rho, 767 Fifth Avenue, New York, New York 10153. Mr. Ruch is a citizen of the Republic of South Africa, Mr. Kairouz is a citizen of Lebanon and Mr. Kalkanis is a citizen of the United States. The directors of Atlas and RMC are Joshua Ruch and William F. Indoe.

     In addition, this Statement is also is also being filed by Cadence Information Associates L.L.C. ("Cadence"). Cadence is a Delaware limited liability company, with its address at 767 Fifth Avenue, New York, New York 10153. Cadence's principal business is business consulting. The Manager and sole executive officer of Cadence is Martin F. Kahn, a New York resident and a U.S. citizen, with his address c/o Cadence. Mr. Kahn is also a member with a 50% membership interest in Cadence. In addition, Mr. Kahn is a director and Chairman of the Board of PC Etcetera, Inc.

     (d)-(e) During the last five years, none of Rho, the Trust, Joshua Ruch, Cadence or, to the best of their knowledge, any of the executive officers of Atlas, RMC or Cadence, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

     The Trust acquired 333,333 Shares, and a warrant to purchase 166,667 Shares, in a private placement closing on March 15, 1995 pursuant to a Stock Purchase Agreement, dated as of March 15, 1995 (the "Stock Purchase Agreement") among the Company, the Trust and six other purchasers. The total consideration paid by the Trust was $500,000. The source of funds for the purchase was working capital.

     Cadence acquired an option to purchase Shares pursuant to an award granted on May 15, 1995 under the Company's 1987 Stock Option Plan (the "Plan"). Under the Plan Cadence received an option to purchase 100,000 Shares, at an exercise price of $5.00 per Share, vesting over the next five years. Pursuant to the Plan, an option to purchase 20,000 Shares vested on May 15, 1995 and an option to purchase an additional 20,000 Shares vested on May 15, 1996. Options for the remaining 60,000 Shares will vest on May 15 of each of the next three years at a rate of 20,000 Shares per year. No monetary consideration has been paid by Cadence for the options, which have been awarded for consulting services.

     The Trust subsequently acquired a warrant to purchase 18,750 Shares, subject to anti-dilution adjustments, pursuant to a Loan and Registration Rights Agreement, dated as of December 5, 1995 (the "December 1995 Loan") among the Company, the Trust, and several other lenders. In addition, the Trust acquired an additional warrant to purchase 4,687 Shares on the six-month anniversary of the making of the December 1995 Loan.

     The Trust became entitled, as of December 31, 1995, to an additional 66,666 Shares and a warrant to purchase 33,701 Shares, subject to anti-dilution adjustments, as a result of the Company's failure to obtain effectiveness for an S-2 registration statement by such date pursuant to the Stock Purchase Agreement.

     On October 25, 1996, the Trust acquired a warrant to purchase 50,000 Shares in connection with its agreement to make loans to the Company pursuant to a Loan and Registration Rights Agreement, dated as of October 25, 1996, among the Company, the Trust and two other lenders (the "October 1996 Loan and Registration Rights Agreement"). The Trust also became entitled to receive or to purchase a further 12,227 Shares pursuant to the anti-dilution provisions of the Stock Purchase Agreement and warrants issued in connection with the December 1995 Loan.

Item 4.   Purpose of Transaction

     The Shares have been acquired by Rho on behalf of the Trust solely for investment purposes. Rho may, subject to market conditions and its assessment of business prospects of the Company, cause the Trust to acquire additional Shares from time to time, through open market and/or privately negotiated transactions, as Rho determines in its discretion. Rho may, however, determine at any time to cease effecting such purchases and/or to dispose of all or a portion of the Shares owned by the Trust. The Stock Purchase Agreement referred to in Item 3 above permits the Trust to consult with management, to examine the records of the Company and to designate one representative who shall be entitled to attend, in a nonvoting observer capacity, meetings of the Company's Board of Directors, provided that such right shall terminate if the Trust holds less than 10% of the Common Stock of the Company. In addition, the Managing Director of Cadence, Martin F. Kahn, is Chairman of the board of directors of the Company, and as such participates in the formulation, determination and direction of business policies of the Company.

     Rho will continue to evaluate the business and business prospects of the Company, and its present and future interest in, and intentions with respect to, the Company, and in connection therewith may from time to time consult with management and other shareholders of the Company. Other than as discussed above, Rho currently has no plans to effect any of the transactions required to be described in Item 4 of Schedule D.


Item 5.   Interest in Securities of the Issuer

     (a)-(c) As the holder of sole voting and investment authority over the Shares owned by the Trust, Rho may be deemed to be the beneficial owner of all of the 686,031 Shares owned by the Trust, representing 19.9% of the Company's 3,127,462 Shares outstanding as of October 29, 1996 (based upon information obtained from officials of the Company as of such date), and after giving effect to Shares subject to options, warrants, rights or convertible securities owned by the reporting persons. As the controlling person of Rho, Mr. Ruch may also be deemed the beneficial owner of such Shares. Rho disclaims any economic interest or beneficial ownership of Shares covered by this Statement. Mr. Ruch holds an indirect interest in 54,882 Shares (including warrants for 22,882 Shares) as a result of holdings through the Trust, but otherwise disclaims any economic interest or beneficial ownership of Shares covered by this Statement.

     Because of their on-going business relationship, Cadence may be deemed with respect to this investment to constitute a "group" with Rho, the Trust and Joshua Ruch, pursuant to Rule 13d-5(b) under the Securities and Exchange Act of 1934, as amended, with respect to the Shares beneficially owned by them. In such case, each of such persons would be deemed beneficially to own all Shares owned collectively by the members of such group, for an aggregate of 726,031 Shares, or 21.0% of the Company's outstanding shares of Common Stock as of October 29, 1996 (based on information obtained from officials of the Company as of such date), and after giving effect to Shares subject to options, warrants, rights or convertible securities owned by the reporting persons.


Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

     The Trust is entitled, pursuant to the Loan and Registration
Rights Agreement, dated as of December 5, 1995, and the October
1996 Loan and Registration Rights Agreement, to register certain
Shares in a public offering in certain situations.


Item 7.   Material to be Filed as Exhibits

     The Stock Purchase Agreement, the October 1996 Loan and Registration Rights Agreement, the Promissory Note issued in connection with the October 1996 Loan and Registration Rights Agreement, and the Common Stock Warrant issued in connection with the October 1996 Loan and Registration Rights Agreement, are attached as exhibits hereto.

                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 5, 1996


RHO MANAGEMENT PARTNERS L.P.
By: ATLAS CAPITAL CORP., its
    General Partner

By:  /s/ Joshua Ruch
Title:  President


RHO MANAGEMENT TRUST I
By: RHO MANAGEMENT COMPANY, INC.
    as Investment Advisor

By: /s/ Joshua Ruch
Title: President


JOSHUA RUCH

/s/ Joshua Ruch


CADENCE INFORMATION
ASSOCIATES L.L.C.

By: /s/ Martin F. Kahn
Title: Managing Director

                          Exhibit Index


1.   Stock Purchase Agreement                     Exhibit 1

2.   October 1996 Loan and
     Registration Rights Agreement                Exhibit 2

3.   October 1996 Promissory Note                 Exhibit 3

4.   Common Stock Purchase Warrant                Exhibit 4

Exhibit 1.  Stock Purchase Agreement


     STOCK PURCHASE AGREEMENT dated as of March 15, 1995 (the "Agreement") by and among PC ETCETERA, INC., a Delaware corporation ("PC"), and those entities whose names appear on Schedule A attached hereto (collectively, the "Purchasers").

     Upon the terms and conditions hereinafter set forth, the Purchasers desire to purchase from PC, and PC desires to issue to the Purchasers, shares of Preferred Stock of PC.

     NOW, THEREFORE, the parties hereto hereby agree as follows:

                            ARTICLE I

                        PURCHASE AND SALE

1.1 Purchase and Sale of Stock. Simultaneously herewith, PC is issuing to the Purchasers, in the amounts set forth on Schedule A attached hereto, certificates representing an aggregate of one million (1,000,000) shares of Series B preferred Stock, par value $.001 per share, of PC having the rights, preferences and limitations set forth in PC's Certificate of Designations with regard thereto (the "Certificate of Designations") (the "Series B preferred Stock"). Notwithstanding the foregoing, PC shall not be obligated to issue any such certificates to the Purchasers unless and until it shall have received the aggregate purchase Price (as hereinafter defined) for the Series B preferred Stock in accordance with the provisions of Section 1.2 hereof.

1.2 Purchase Price. The purchase price for the Series B preferred Stock (the "Purchase Price") is one dollar and fifty cents ($1.50) per share (an aggregate purchase Price of one million five hundred thousand dollars ($1,500,000)). Simultaneously herewith, each Purchaser is paying its pro rata share of the aggregate purchase Price for its respective shares of Series B preferred Stock in cash or by wire transfer in immediately available funds. The $250,000 aggregate purchase Price for the Series B Preferred Stock being purchased by Justy Ltd. ("Justy") and Yozma Venture Capital Ltd. ("Yozma") (the "Justy/Yozma Proceeds") shall be paid by wire transfer to a bank account established by PC in Israel, shall be paid in New Israel Sheqels, in an amount calculated at the representative rate of exchange to the United States dollar published by the Bank of Israel as in effect at the time of transfer, and shall immediately be transferred to PC Israel (as hereinafter defined). The remaining $1,250,000 purchase Price shall be paid by the other purchasers in cash or by wire transfer to a bank account of PC in New York, New York and shall be paid in United States dollars.

1.3 Warrants. In consideration of the purchase of the Series B preferred Stock, simultaneously herewith, PC is issuing and delivering to the purchasers, in the proportions set forth on Schedule A attached hereto, four year warrants (the "Warrants") for the purchase of an aggregate of two million five hundred thousand (2,500,000) shares of common stock, par value $.01 per share, of PC (the "Common Stock") at an exercise price of fifty-five cents ($.55) per share, subject to adjustment as set forth therein. All shares of Common Stock now or hereafter issuable pursuant to the Warrants shall hereinafter be referred to as the "Warrant Stock". Notwithstanding the foregoing, PC shall not be obligated to issue any Warrants to the Purchasers unless and until it shall have received the aggregate Purchase Price for the Series B Preferred Stock in accordance with the provisions of
Section 1.2 hereof.

                           ARTICLE II

              REPRESENTATIONS AND WARRANTIES OF PC

PC makes the following representations and warranties to the purchasers:

2.1 Valid Corporate Existence. PC is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. PC has the requisite corporate power to carry on its business as now conducted and to own its assets. PC is qualified to do business as a foreign corporation in each jurisdiction in which it is required to be so qualified. The copies of PC's Certificate of Incorporation, Certificate of Designations and By-laws, each as amended to date (each as certified by the Secretary of PC), which have heretofore been delivered to the purchasers, are true and complete copies of such documents as now in effect.

2.2  Capitalization.

     (a) The authorized capital stock of PC consists of 15,000,000 shares of Common Stock, of which 9,637,308 shares are issued and outstanding, and 5,000,000 shares of preferred Stock, of which 1,000,000 shares of Series A preferred Stock, par value $.001 per share, are issued and outstanding. All the issued and outstanding shares of Common Stock and Preferred Stock have been validly issued and fully paid and are nonassessable.




     (b) The Series B preferred Stock has been duly and validly authorized and, when issued and delivered, will be duly and validly issued, fully paid and nonassessable. Subject to the filing of a Certificate of Amendment to PC's Certificate of Incorporation as contemplated by Section 6.1 hereof (the "Certificate of Amendment"), the shares of Common Stock issuable upon conversion of the Series B preferred Stock (the "Conversion Stock") have been duly and validly authorized and, upon conversion in accordance with the terms of the Certificate of Designations, will be duly and validly issued, fully paid and nonassessable. Subject to the filing of the Certificate of Amendment, the Warrant Stock has been duly and validly authorized and, when issued upon payment in full of the exercise price in accordance with the terms of the Warrants, will be duly and validly issued, fully paid and nonassessable.

     (c) Except as set forth in Schedule 2.2 attached hereto, there are no commitments to which PC is a party, or by which it is bound, calling for the issuance, sale or other disposition of any class of securities of PC and there are no outstanding securities of PC convertible or exchangeable into shares of Common Stock or any other securities of PC.

     (d) Subject to the filing of the Certificate of Amendment, the shares of Common Stock issuable by PC pursuant to Sections
5.6 and 6.3 hereof (collectively, the "Contingent Stock") have been duly and validly authorized for issuance and, when issued and delivered (subject to any required payments therefor), will be duly and validly issued, fully paid and nonassessable.

2.3 Subsidiaries. Schedule 2.3 attached hereto sets forth a complete list of the names and jurisdictions of incorporation of all corporations and other business entities owned by PC (collectively, the "Subsidiaries"). Each of the Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power to carry on its business as now conducted and to own its assets. Each Subsidiary is qualified to do business as a foreign corporation in each jurisdiction in which it is required to be so qualified. All the outstanding capital stock or other voting interests of each of the Subsidiaries is owned by PC.

2.4 Consents. Except for the requisite approval by PC's stockholders of the Certificate of Amendment, no filings with or consents of governmental or other regulatory agencies, foreign or domestic, or of other parties are required to be made or received by or on the part of PC to enable it to enter into and carry out this Agreement and the transactions contemplated hereby, including without limitation, the issuance by PC of the Series B Preferred Stock, the Warrant Stock, the Conversion Stock and the Contingent Stock.
2.5 Authority; Binding Nature of Agreement. PC has the requisite corporate power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the Board of Directors of PC and, except for the approval of the Certificate of Amendment by the stockholders of PC, no other corporate proceedings on the part of PC, including, without limitation, stockholder approval, are necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement constitutes the valid and binding obligation of PC and is enforceable against PC in accordance with its terms.

2.6 SEC Reports. PC has previously delivered to the Purchasers true and complete copies and, as applicable, amendments thereto, of (i) its Annual Report on Form 10-KSB for the fiscal year ended December 31, 1993; (ii) its Quarterly Report on Form 10-QSB for the periods ended March 31, 1994, June 30, 1994 and September 30, 1994; (iii) its Current Report on Form 8-K for events dated May 31, 1994, August 12, 1994 and December 16, 1994; and (iv) its proxy statement dated November 17, 1994 (collectively, "PC's SEC Reports"). All of PC's SEC Reports were timely filed with the Securities and Exchange Commission (the "SEC"), and PC has timely filed with the SEC all reports required to be filed by PC under the Securities Exchange Act of 1934, as amended (the "Exchange Act") since January 1, 1992. None of PC's SEC Reports, or any other reports or documents filed by PC with the SEC with respect to which PC may be subject to liability, contains any untrue statement of a material fact, or omits to state any material fact required to be stated therein or necessary to make the statements made therein not materially misleading.

2.7 Adverse Developments. Except for the operating losses for the fourth quarter of the fiscal year ended December 31, 1994 which have continued into the first quarter of the fiscal year ending December 31, 1995, as disclosed to the purchasers, since September 30, 1994, there have been no material adverse changes in the operations or financial condition of PC and the Subsidiaries taken as a whole.

2.8 Use of Proceeds. The proceeds from the sale of the Series B preferred Stock will be used in connection with computer-based training ("CBT") research and development (approximately $500,000), CBT promotion (approximately $500,000) and for working capital purposes (approximately $500,000, of which no more than $200,000, plus interest at the rate of 16% per annum, will be used to repay a bridge loan made to PC in January, 1995). Immediately following the receipt of the Justy/Yozma proceeds, they will be transferred by PC to its Subsidiary, PC Etcetera Israel Ltd. ("PC Israel"), for research and development and other business purposes, and PC will exercise its control of PC Israel so as to ensure that PC Israel uses such funds for purposes directly related to projects carried on by PC Israel.

2.9 Material Contracts. Neither PC nor any Subsidiary is in violation of any loan agreement or other material agreement to which it is a party or by which any of its assets are bound, the violation of which would have a material adverse effect upon PC and the Subsidiaries taken as a whole.

2.10 No Breach. Neither the execution and delivery of this Agreement nor compliance by PC with any of the provisions hereof nor the consummation of the transactions contemplated hereby will:

     (a) violate or conflict with any provision of the Certificate of Incorporation or By-laws, each as amended to date, of PC;

     (b) violate or result in the breach of the terms of any agreement to which PC or any Subsidiary is a party or by which it or any of them are bound, the violation or breach of which would have a material adverse effect on PC and the Subsidiaries taken as a whole;

     (c) violate any judgment, order, injunction, decree or award against, or binding upon, PC or any Subsidiary;

     (d) violate any law or regulation of any jurisdiction relating to PC, the violation of which would have a material adverse effect on PC;

     (e) result in the creation of any security interest or other encumbrance upon any of the properties or assets of PC or any Subsidiary, the creation of which would have a material adverse effect upon PC and the Subsidiaries taken as a whole;

     (f) result in a reduction in the exercise price of any rights, options or warrants for the purchase of, or a reduction in the conversion or exchange price of any convertible or exchangeable securities for the acquisition of, shares of Common
Stock; or

     (g) result in the issuance of any additional shares of Common Stock pursuant to any (i) rights, options or warrants,
(ii) convertible or exchangeable securities or (iii) preemptive or other similar rights.

2.11 Brokers. PC has not engaged, consented to, or authorized any broker, finder, investment banker or other third party to act on its behalf, directly or indirectly, as a broker or finder in connection with the transactions contemplated by this Agreement.

2.12 Registration Statement. To the best of PC's knowledge, there exist no facts or circumstances that would inhibit or delay the preparation and filing of a shelf registration statement with respect to the Conversion Stock and the Warrant Stock in accordance with Article V hereof. The Common Stock is, and the Conversion Stock and Warrant Stock will be, registered under
Section 12(g) of the Exchange Act.

2.13 No Material Misstatement. No representation or warranty by PC in this Agreement contains, and no statement of PC contained in any document, certificate or other writing furnished to any Purchaser in connection with the transactions contemplated hereby at the time furnished contained, any untrue statement of a material fact or omits or omitted, as the case may be, to state any material fact required to be stated therein or necessary to make the statements made therein not materially misleading.

2.14 Approval of Certificates of Amendment. PC has heretofore obtained from stockholders of PC holding a sufficient number of shares of Common Stock (when considered with and assuming the affirmative vote of the holders of the Series B Preferred Stock) necessary for approval of the Certificate of Amendment (as more fully described in Section 6.1 hereof) their written commitments to the purchasers to vote in favor of such Certificate of Amendment (subject to their receipt of solicitation materials from PC prepared in accordance with the requirements of the Exchange Act and the rules and regulations promulgated thereunder).

                           ARTICLE III

          REPRESENTATIONS AND WARRANTIES OF PURCHASERS

Each purchaser makes the following representations and warranties to PC with respect to itself:

3.1 Valid Existence. Each corporate Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its state or jurisdiction of incorporation.

Each partnership or trust Purchaser is a partnership or trust duly organized and validly existing under the laws of its state or jurisdiction of organization. Except for Justy (which is 100% beneficially owned by Star Management of Investments (1993) Limited partnership ("Star")), no Purchaser has been formed for the purpose of making a purchase of the Series B preferred Stock and, other than Justy, each has been in existence for a period of at least ninety (90) days.

3.2 Authority: Binding Nature of Agreement. Each Purchaser has the requisite power to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by the board of directors of each corporate purchaser, the general partners of each partnership purchaser and the trustees of each trust purchaser and no other proceedings on the part of any purchaser, including, without limitation, stockholder, limited partner, grantor or beneficiary approval, are necessary to authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. This Agreement constitutes the valid and binding obligation of each Purchaser and is enforceable in accordance with its terms.

3.3 Consents. No filings with or consents of governmental or other regulatory agencies, foreign or domestic, or of other parties are required to be made or received by or on the part of any purchaser to enable it to enter into and carry out this Agreement and the transactions contemplated hereby.

3.4 No Breach. Neither the execution and delivery of this Agreement nor compliance by any purchaser with any of the provisions hereof nor the consummation of the transactions contemplated hereby will:

     (a) violate or conflict with any provision of the certificate of incorporation, by-laws, partnership agreement or declaration of trust of any purchaser;

     (b) violate or result in the breach of any material agreement to which any Purchaser is a party or by which it is bound;

     (c) violate any judgment, order, injunction, decree or award against, or binding upon, any Purchaser; or

     (d) violate any law or regulation of any jurisdiction relating to any Purchaser.

3.5 Brokers. No Purchaser has engaged, consented to, or authorized any broker, finder, investment banker or other third party to act on its behalf, directly or indirectly, as a broker or finder in connection with the transactions contemplated by this Agreement.

                           ARTICLE IV

                    ACQUISITION OF SECURITIES

Each Purchaser makes the following representations and warranties to PC with respect to itself (and, in the case of a trust purchaser, with respect to any grantors for which it may be considered a nominee):

4.1  Investment Representations.

     (a) Each purchaser is acquiring the Series B preferred Stock and the Warrants and, in the event of a conversion of the Series B Preferred Stock and/or an exercise of the Warrants and/or the receipt of the Contingent Stock, will be acquiring the Conversion Stock, the Warrant Stock and the Contingent Stock, for its own account, and not as a nominee or agent (except in the case of a trust purchaser to the extent the trust may be considered a nominee for its grantors, which, in number, do not exceed five (5)), and will not resell or otherwise distribute any of such securities except in compliance with the Securities Act of 1933, as amended (the "Securities Act").

     (b) Each purchaser understands that neither the Series B preferred Stock nor the Warrants nor the Conversion Stock nor the Warrant Stock nor the Contingent Stock (collectively, the "Securities") have been registered under the Securities Act or any state securities laws and, except as provided for in Article V and Section 6.3 hereof, there is no agreement on the part of PC to register any of the Securities thereunder.

     (c) Each purchaser acknowledges and agrees that none of the Securities may be sold, pledged, transferred, assigned, or otherwise disposed of unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration is available. Each Purchaser further acknowledges and agrees that, as a condition to the transfer or other disposition of any of the Securities, PC may require that the request for transfer be accompanied by an opinion of counsel, in form and substance reasonably satisfactory to PC and its counsel, to the effect that the proposed transfer does not result in a violation of the Securities Act and any applicable state securities laws. Each Purchaser understands that each certificate representing any of the Securities will bear the following legend:

     "The securities represented by this certificate have not been registered under the Securities Act of 1933, as amended, or the securities laws of any state. The securities may not be sold, pledged, transferred, assigned or otherwise disposed of in the absence of an effective registration statement under such Act and any applicable state securities laws covering such securities, or an opinion of counsel reasonably satisfactory to PC that such registration is not required."

4.2  Additional Representations.

     (a) Each purchaser is able to bear the economic risks of an investment in each of the Securities, including, without limitation, the risk of the loss of part or all of its investment and the inability to sell or transfer the Securities until such Securities are registered under the Securities Act or an exemption from registration is available; subject, however, to PC's obligation to effect the registration of the Conversion Stock, the Warrant Stock and the Contingent Stock under the Securities Act in accordance with Article V and Section 6.3 hereof.

     (b) Each purchaser is an "accredited investor", as such term is defined in Rule 501(a), promulgated under the Securities Act, or it, alone or with its purchaser representative, if any, has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in each of the Securities. Each Purchaser will execute and deliver to PC such documents as PC may reasonably request in order to confirm the accuracy of the foregoing.

     (c) Each Purchaser and its purchaser representative, if any, have reviewed PC's SEC Reports and have been afforded the opportunity to obtain such other information as such Purchaser requested from PC in order to evaluate the merits and risks of an investment in each of the Securities.

     (d) No board of directors of any corporate Purchaser, no general partner of any partnership Purchaser and no trustee of any trust Purchaser has adopted any resolutions or made any determination relative to the distribution of any of the Securities to its stockholders, partners, grantors or beneficiaries and has no present intention to do so.

4.3 Risk Factors. Each Purchaser acknowledges that there are significant risks relating to an acquisition of the Securities, including, without limitation, the incurrence of operating losses by PC during the fourth quarter of 1994, the year ended December 31, 1994 and the first quarter (to date) of the year ending December 31, 1995.

                            ARTICLE V

                     REGISTRATION OBLIGATION

5.1 Registration Obligation. PC agrees that, on or before the earlier of (a) the date on which PC's shares of Common Stock are listed for trading on NASDAQ (but in no event before the later of April 30, 1995 or the filing of the Certificate of Amendment with the Secretary of State of Delaware) or (b) June 30, 1995, it shall file a registration statement under the Securities Act and shall include therein, for resale by the Purchasers, all of the Conversion Stock and the Warrant Stock (collectively, the "Registration Stock").

5.2  Obligations of PC.

     (a)  As to the registration statement referred to in Section
5.1, PC shall:

     (i) use its best efforts to have such registration statement declared effective as promptly as reasonably practicable and shall promptly notify the Purchasers and the underwriters, if any, for the Purchasers, and confirm such advice in writing, (I) when such registration statement becomes effective, (II) when any post-effective amendment to any such registration statement becomes effective, and (III) of any request by the SEC for any amendment or supplement to such registration statement or any prospectus relating thereto or for additional information;

     (ii) furnish to the Purchasers or the underwriters for the Purchasers, if any, or other securities firms designated by the purchasers, if any, such reasonable number of copies of any prospectus (including any supplemental or preliminary prospectus) as may be reasonably necessary in order to effect the offering and sale of the Registration Stock being offered and sold by the purchasers, but only while PC is required under the provisions hereof to cause the registration statement to remain current;

     (iii) qualify, not later than the effective date of such registration statement, the Registration Stock registered thereunder under the "blue sky" laws of such states as the Purchasers may reasonably request; provided, however, that in no event shall PC be obligated to qualify as a foreign corporation or as a dealer in securities or to execute or file any general consent to service of process under the laws of any such state where it is not at such time so qualified or subject;

     (iv) until the earlier of (I) the sale of all the Registration Stock or (II) seven (7) months following the expiration date for the exercise of the Warrants, from time to time amend or supplement the registration statement and the prospectus in connection therewith to the extent necessary to permit the completion of the sale of the Registration Stock for which such registration statement shall have become effective within said period in compliance with the Securities Act and the rules and regulations promulgated thereunder.

     (b) If at any time the SEC should institute or threaten to institute any proceedings for the purpose of issuing, or should issue, a stop order suspending the effectiveness of any registration statement referred to in Section 5.1, PC shall notify the Purchasers and shall use its best efforts to prevent the issuance of any such stop order or to obtain the withdrawal thereof as soon as possible. PC shall advise the Purchasers of any order or communication of any public board or body addressed to PC suspending or threatening to suspend the qualification of any of the Registration Stock for sale in any jurisdiction. In the event that the effectiveness of such registration statement shall be suspended, PC shall extend the period during which such registration statement shall be maintained effective, pursuant to
Section 5.2(a) (iv) hereof, by the number of days during the period from and including the date of such suspension to the date when such suspension shall be removed or terminated.

     (c) PC shall, if requested, prior to filing a registration statement referred to in Section 5.1 or prospectus or any amendment or supplement thereof, furnish to each Purchaser and each underwriter, if any, of the Registration Stock covered by such registration statement, prospectus, amendment or supplement, copies of such registration statement, prospectus, amendment or supplement as proposed to be filed by PC.

5.3 Expenses. Except as provided below, the expenses of the registration statement pursuant to Section 5.1, and the state qualifications related thereto pursuant to Section 5.2(a)(iii), shall be borne by PC. The expenses of any such registration and qualifications shall include, but not be limited to (A) the fees and expenses of PC's counsel and its accountants; (B) all other out-of-pocket costs and expenses of PC incident to the preparation, printing and filing under the Securities Act of the registration statement and all amendments and supplements thereto; (C) the cost of furnishing copies of each preliminary prospectus, each final prospectus and each amendment or supplement thereto to the Purchasers and each underwriter, if any; and (D) the costs and expenses incurred in connection with the qualification of such securities so registered under the "blue sky" laws of various jurisdictions. However, under no circumstances shall PC be liable or responsible for the fees and expenses of the Purchasers, or of any of their counsel, incurred in connection with any registration or for underwriting or brokerage discounts and commissions or transfer taxes payable in connection with any sale of the Registration Stock included in a registration statement.

5.4  Indemnification.

     (a) PC hereby agrees to indemnify, hold harmless and defend the Purchasers, and each of them, any underwriter (as such term is defined in the Securities Act) for the Purchasers, any broker or dealer to or through whom the Purchasers sell Registration Stock that may be deemed to be an underwriter and each person, if any, that controls (within the meaning of the Securities Act) any of the Purchasers or any such underwriter, broker or dealer against any and all losses, claims, damages, liabilities and expenses (including reasonable counsel fees and expenses) to which any such persons may be subject under the Securities Act or otherwise, insofar as such losses, claims, damages, liabilities and expenses (including reasonable counsel fees and expenses) arise out of or are based upon any untrue statement of a material fact contained in any registration statement under which the Registration Stock was registered under the Securities Act pursuant to this Article, any prospectus contained therein, or any amendment or supplement thereto, or arise out of or are based upon the omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities or expenses arise out of or are based upon information furnished in writing to PC by any Purchaser or any underwriter or representative for a Purchaser, which writing specifies that the information be included in the registration statement. Each Purchaser hereby agrees to indemnify, hold harmless and defend PC, its directors, officers, agents and representatives, and each person, if any, that controls (within the meaning of the Securities Act) PC against any losses, claims, damages, liabilities and expenses (including reasonable counsel fees and expenses) to which any of such persons may be subject under the Securities Act or otherwise, but only to the extent caused by an untrue statement or omission of a material fact in any registration statement under which the Registration Stock was registered under the Securities Act, any prospectus contained therein, or any amendment or supplement thereto, which was based solely upon information furnished in writing to PC by such Purchaser or any underwriter or representative for such Purchaser, which writing specifies that the information be included in the registration statement.

     (b) In the event that any claim, demand, investigation or action for which an indemnifying party would be liable to an indemnified party hereunder is asserted against or sought to be collected from an indemnified party by a third party, the indemnified party shall promptly notify the indemnifying party of such claim, demand, investigation or action specifying the nature thereof and the amount or the estimated amount thereof to the extent then feasible. The indemnifying party shall thereupon, at its sole cost and expense, defend the indemnified party against such claim, demand, investigation or action with counsel reasonably satisfactory to the indemnified party.

     (c) The indemnifying party shall not, without the prior written consent of the indemnified party, consent to the entry of any judgment against the indemnified party or enter into any settlement or compromise with regard to any such claim, demand or action unless such judgment, settlement or compromise includes, as an unconditional term thereof (i.e., there being no requirement that the indemnified party pay any amount of money or give any other consideration), the giving by the claimant or plaintiff to the indemnified party of a release, in form and substance satisfactory to the indemnified party, from all liability in respect of such claim, demand or action. If the indemnified party desires to participate in, but not control, any such defense or settlement, it may do so at its sole cost and expense; provided, however, that the indemnifying party shall pay the reasonable fees and expenses of counsel for the indemnified party if the named parties to any action (included impleaded parties) include both the indemnifying party and indemnified parties and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them.

5.5 Obligations of the Purchasers. As to the registration statement referred to in Section 5.1, each of the Purchasers shall provide PC with a written description of the proposed method or methods of distribution of the Registration Stock contemplated by that Purchaser and such other information as may be required by PC, and PC shall include such description and other information in the registration statement and file any and all amendments and supplements necessary in connection therewith.

5.6 Default. (a) In the event the registration statement referred to in Section 5.1 is not filed by PC with the SEC by June 30, 1995 or, regardless of whether or not such registration statement has been filed, is not declared effective by the SEC by December 31, 1995, as the Purchasers' sole and exclusive remedy and relief with respect thereto, PC shall issue, free of charge and without cost, to the Purchasers, pro rata in proportion to the amounts set forth on Schedule A attached hereto, (a) certificates representing an aggregate of one million (1,000,000) shares of Common Stock and (b) warrants (in the form of the Warrants) for the purchase of an aggregate of five hundred thousand (500,000) shares of Common Stock of PC, in each case subject to antidilution adjustments for stock splits, reverse stock splits (including, without limitation, the reverse stock split contemplated by Section 6.1 hereof) and other antidilution adjustments as provided for in the Warrants.

     (b)  In the event the registration statement referred to in
Section 5.1 is not declared effective by the SEC by June 30, 1996, regardless of whether or not such registration statement has been filed, as the Purchasers' sole and exclusive remedy and relief with respect thereto, PC shall issue, free of charge and without cost, to the Purchasers, pro rata in proportion to the amounts set forth on Schedule A attached hereto, (a) certificates representing an aggregate of one million (1,000,000) additional shares of Common Stock and (b) warrants (in the form of the Warrants) for the purchase of an aggregate of five hundred thousand (500,000) additional shares of Common Stock of PC, in each case subject to antidilution adjustments for stock splits, reverse stock splits (including, without limitation, the reverse stock split contemplated by Section 6.1 hereof) and other antidilution adjustments as provided for in the Warrants.

     (c)  In the event the registration statement referred to in
Section 5.1 is not declared effective by the SEC by December 31, 1996, regardless of whether or not such registration statement has been filed, as the Purchasers' sole and exclusive remedy and relief with respect thereto, PC shall issue, free of charge and without cost, to the Purchasers, pro rata in proportion to the amounts set forth on Schedule A attached hereto, (a) certificates representing an aggregate of one million (1,000,000) additional shares of Common Stock and (b) warrants (in the form of the Warrants) for the purchase of an aggregate of five hundred thousand (500,000) additional shares of Common Stock of PC, in each case subject to antidilution adjustments for stock splits, reverse stock splits (including, without limitation, the reverse stock split contemplated by Section 6.1 hereof) and other antidilution adjustments as provided for in the Warrants.

                           ARTICLE VI

                      ADDITIONAL COVENANTS

6.1 Certificate of Amendment. (a) As soon as is reasonably practicable following the date hereof, PC will submit to its stockholders for approval a proposed Certificate of Amendment to its Certificate of Incorporation as a result of which (i) there will be a sufficient number of authorized shares of Common Stock available for issuance upon the conversion of the Series B Preferred Stock into the Conversion Stock, the exercise of the Warrants for the purchase of the Warrant Stock, any issuance of Contingent Stock and the exercise of any and all other outstanding purchase, exchange or conversion rights for the acquisition of shares of Common Stock, and (ii) a one-for-five reverse split of the shares of Common Stock will be effected.

     (b) If, for any reason, the Certificate of Amendment shall not have been filed by April 30, 1995, each Purchaser shall have the right to redeem any and all of its holdings of shares of Series B Preferred Stock at the redemption price specified therefor at any time after such date as provided for in the Certificate of Designations. Upon notice of such redemption from any Purchaser, PC shall take such action as may be reasonably required to redeem, for cash, all shares of the Series B Preferred Stock held by such Purchaser in accordance with the provisions of the Certificate of Designations, including, without limitation, the maintenance of sufficient surplus to permit such a redemption. In any event, the Purchasers shall be entitled to retain the Warrants, subject to the terms thereof.

6.2 NASDAQ. As soon as is reasonably practicable following the date hereof, PC will use its best efforts to have its shares of Common Stock listed for trading on NASDAQ; provided, however, that the foregoing shall not require PC to engage in any financing activities or other activities out of the ordinary course of business in order to meet the initial requirements for listing thereon.

6.3  Antidilution Protection.

     (a) In the event that PC, during the period (the "Price Protection Period") of four years following the Effective Conversion Date (as such term is defined in the Certificate of Designations) for the Series B Preferred Stock, shall issue any shares of Common Stock (other than pursuant to Exempt Issuances, as such term is defined in the Certificate of Designations), or issue any rights, options, warrants or other securities exercisable for or convertible into Common Stock, entitling the holders thereof to purchase Common Stock or convert such securities into Common Stock (other than Exempt Rights, as such term is defined in the Certificate of Designations), at a price or consideration per share less than the Conversion Price (as defined in the Certificate of Designations) that would have been in effect at the time of such issuance (had the Series B Preferred Stock remained outstanding), PC shall issue to each Purchaser, and each Purchaser shall be entitled to receive, free of charge and without cost, such number of shares of Common Stock as such Purchaser would have been entitled to receive on the Effective Conversion Date (upon conversion of its shares of Series B Preferred Stock) if the Conversion Price had been adjusted pursuant to Paragraph (iv) (C) of the Certificate of Designations as a result of the issuance of the securities described above in this Section 6.3.

     (b) PC shall provide immediate notice to each purchaser upon the occurrence of an event described in Section 6.3(a) hereof requiring PC to issue additional shares of Common Stock to the Purchasers. Each such notice shall contain a computation supporting the amount of shares to be issued pursuant to Section 6.3(a), together with certificates for shares of Common Stock required to be issued to each Purchaser.

     (c) PC, promptly upon issuance of any shares of Common Stock pursuant to this Section 6.3, shall include such shares of Common Stock in the registration statement referred to in Section
5.1 hereof or any prospectus relating thereto by means, if necessary, of an amendment or supplement to such registration statement or prospectus. For purposes of Article V hereof, any and all shares of Common Stock issued by PC pursuant to this
Section 6.3 shall constitute "Registration Stock".

     (d) For purposes of any computation respecting consideration received pursuant to this Section 6.3, the provisions of Section (iv) (C) (IV) of the Certificate of Designations shall apply hereto as if set forth herein.

6.4 Exchange Act Filings. PC agrees that, until all of the Conversion Stock, Warrant Stock and Contingent Stock are saleable pursuant to paragraph (k) of Rule 144 under the Securities Act, it shall file with the SEC in a timely manner all reports required to be filed under Section 13 or 15(d) of the Exchange Act.

6.5 Intent to File Registration Statement. PC agrees that, if it shall propose to file a registration statement under the Securities Act with regard to any of its securities (other than for employee benefit plans or transactions of a nature contemplated by Rule 145, promulgated under the Securities Act), PC shall give reasonable advance notice of such intention to the purchasers.

6.6 Independent Auditors. PC agrees that its selection of independent auditors for the fiscal year ending December 31, 1995 shall be subject to the approval of Special Situations Fund III, L.P. ("Special Situations"), which approval shall not be unreasonably withheld (it being agreed that PC need not necessarily select a "Big Six" accounting firm).

6.7 Board of Directors. (a) If and for so long as a Purchaser does not have a representative on PC's Board of Directors (an "Unrepresented Purchaser"), it shall be permitted, upon written notice to PC, to select one representative (a "Representative") who shall be entitled, subject to the execution and delivery of any required confidentiality agreement, to (i) consult with management of PC on significant business issues, including management's proposed annual operating plans, (ii) examine the books and records of PC, inspect its facilities, and obtain information at reasonable times and intervals and upon reasonable notice concerning the general status of PC's financial condition and operations, and (iii) attend, in a nonvoting observer capacity, meetings of PC's Board of Directors, participate in discussions of matters brought to the Board, and obtain copies of all notices, minutes, consents, and other material provided to its directors. Such right shall terminate and be of no further force or effect if such Unrepresented Purchaser shall hold at any time less than 10% of the Common Stock of PC, calculated in accordance with the provisions of Section 13 of the Exchange Act and the rules promulgated thereunder. For purposes hereof, Special Situations and Special Situations Cayman Fund, L.P. ("Cayman") shall be considered one Purchaser (on whose behalf Special Situations shall have the right to select a Representative) and Justy, Yozma, SVE STAR Ventures Enterprises No. II GbR ("SVE II"), SVE STAR Ventures Enterprises No. III GbR ("SVE III") and SVE STAR Ventures Enterprises No. IIIA GbR ("SVE IIIA") shall be considered one Purchaser (on whose behalf Star shall have the right to select a Representative).

     (b) In addition, upon the written request of Star, the Board of Directors of PC shall take such necessary action as is required to increase the size thereof by one person and shall elect as a director of PC a person designated by Star. Star's right to designate a person to the Board shall continue only for as long as Star shall have the right to select a Representative pursuant to the provisions of paragraph (a) hereof.

     (c) In the event the consolidated revenues or earnings before interest, taxes, depreciation and amortization ("EBITDA") of PC for any two consecutive quarters commencing with the quarter ending March 31, 1995 and terminating with the quarter ending December 31, 1995 shall be less than 90% of the consolidated revenues or EBITDA of PC as set forth in that certain plan approved by the Board of Directors of PC and furnished to the Purchasers in February, 1995 (the "Plan"), upon receipt of written request from Special Situations within thirty
(30) days of the date of public release of the second consecutive shortfall quarter, the Board of Directors of PC shall take such necessary action as is required to increase the size thereof by one additional person and shall elect as a director of PC a designee of Special Situations. For purposes hereof, the consolidated revenues and EBITDA of PC for the first three quarters of 1995 shall be as set forth in its Forms 10-QSB for such quarters, as filed with the SEC, and the consolidated revenues and EBITDA for the quarter ending December 31, 1995 shall be equal to the consolidated revenues and EBITDA for the full fiscal year ending December 31, 1995 less the respective amounts for the nine months ending September 30, 1995. Notwithstanding the foregoing, the Plan shall be subject to adjustment to the extent of any extraordinary actions taken by PC during 1995 and approved in writing by Special Situations, including, without limitation, the sale of any division and the incurrence of any extraordinary research and development expenses.

6.8 Further Assurances. On and after the date hereof, PC shall take all such further actions and execute and deliver all such further instruments and documents as may be necessary or appropriate to carry out the transactions contemplated by this Agreement.

                           ARTICLE VII

                    MISCELLANEOUS PROVISIONS

7.1 Expenses. Each of the parties shall bear its own expenses in connection herewith.

7.2 Survival. The parties agree that their respective representations and warranties contained in this Agreement shall survive the date hereof and consummation of any of the transactions contemplated herein for a period of three (3) years with the exception of those set forth in Article IV hereof which shall survive for an indefinite duration. Nothing herein shall be construed to limit the right of the Purchasers to seek damages for any violation by PC of the Federal and state securities laws.

7.3 Publicity. The parties agree that no publicity, release or other public announcement concerning the transactions contemplated by this Agreement shall be issued by any party without the advance written approval of both the form and substance of the same by PC and Special Situations, Gibraltar Trust and Star on behalf of the Purchasers, which approval, in the case of any publicity, release or other public announcement required by applicable law, shall not be unreasonably withheld or delayed. The parties agree that this Agreement, including or excluding the schedules attached hereto, may be filed by PC with the SEC pursuant to the requirements of applicable law. The parties agree further that the terms of this Agreement shall be divulged only to such of their employees and representatives who shall have a "need to know", unless such terms have been publicly released in accordance with the provisions hereof.

7.4 Entire Agreement. This Agreement, including the schedules attached hereto, which are a part hereof, together with the Certificate of Designations and the Warrants, constitute the entire agreement of the parties with respect to the subject matter hereof. No change, modification, amendment, addition or termination of this Agreement or any part thereof shall be valid unless in writing and signed by PC and Special Situations, Gibraltar Trust and Star on behalf of the Purchasers.

7.5 Notices. Any and all notices or other communications or deliveries required or permitted to be given or made pursuant to any of the provisions of this Agreement shall be deemed to have been duly given or made for all purposes when hand delivered or sent by telecopier (subject to confirmation of receipt) or shall be deemed to have been given on the third business day next following when sent by certified or registered mail, return receipt requested and postage prepaid, as follows:

     If to PC at:

     PC Etcetera, Inc.
     462 Seventh Avenue
     New York, New York 10018
     Attention: President
     Telecopier Number: (212) 736-0039

     with a copy to:

     Certilman Balm Adler & Hyman, LLP
     90 Merrick Avenue
     East Meadow, New York 11554
     Attention: Fred Skolnik, Esq.
     Telecopier Number: (516) 296-7111

     If to the Purchasers, as follows:

     If to Special Situations, to:

     Special Situations Fund III, L.P.
     153 East 53rd Street (51st Floor)
     New York, New York 10022
     Attention: Austin Marxe
     Telecopier Number: (212) 832-1904



     If to Cayman, to:

     c/o CIBC Bank & Trust Company (Cayman) Limited
     P.O. Box 694 (Edward St.)
     Grand Cayman, Cayman Islands
     British West Indies
     Attention: Martin Laidlaw
     Telecopier Number: (809) 949-7904

     with a copy of any communications or deliveries to Special
     Situations or Cayman to:

     Hertzog, Calamari & Gleason
     100 Park Avenue
     23rd Floor
     New York, New York 10017
     Attention: David Hertzog, Esq.
     Telecopier Number: (212) 213-1199

     If to Gibraltar Trust, to:

     c/o Rho Management Company, Inc.
     767 Fifth Avenue
     New York, New York  10153
     Telecopier Number: (212) 751-3613

     with a copy to:

     Gregory F.W. Todd, Esq.
     900 Third Avenue, Suite 1250
     New York, New York  10022
     Telecopier Number: (212) 355-7674

     If to Justy or Yozma, to:

     c/o Star Management of Investments (1993) Limited
     Partnership
     28 Lechi Street
     Bnei Brak, Israel
     Attention: Amnon Shoham
     Telecopier Number: 972-3-618-0748

     If to SVE II, SVE III or SVE IIIA, to:

     c/o SVM STAR Ventures Management GmbH
     28A Leopoldstrasse
     80208 Munich, Germany
     Attention: Dr. Meir Barel
     Telecopier Number: 49-89-381-70555


     with a copy of any communications or deliveries to Justy, Yozma, SVE II, SVE III or SVE IIIA to:

     Goldfarb, Levy, Eran & Co.
     Eliahu House
     2 Ibn Gvirol
     Tel Aviv, Israel
     Attention: Oded Eran, Adv.
     Telecopier Number: 972-3-695-4344

or at such other address as any party or person shall designate by notice to the other parties in accordance with the provisions hereof.

7.6 Choice of Law: Jurisdiction. This Agreement shall be governed by, and interpreted and construed in accordance with, the laws of the State of New York, excluding choice of law principles thereof. The federal and state courts located in the State of New York shall be the sole forum for any action brought in connection with this Agreement or the transactions contemplated hereby. Each party consents to the jurisdiction of the federal and state courts located in the State of New York, New York County, with respect to any such action and agrees further not to raise any objection to the service of process in any such action on the basis of lack of personal jurisdiction in any such court.

7.7 Severability. In the event any clause, section or part of this Agreement shall be held or declared to be void, illegal or invalid for any reason, all other clauses, sections or parts of this Agreement which can be effected without such void, illegal or invalid clause, section or part shall nevertheless continue in full force and effect.

7.8 Successors and Assigns: Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns; provided, however, that no party may assign this Agreement or any portion thereof without the prior written consent of the Purchasers and PC; provided, further, that subject to the requirements of Sections
4.1 and 4.2 hereof, this Agreement and the rights and duties of the Purchasers set forth herein may be assigned, in whole or in part, by any Purchaser (i) that is a partnership, to (A) any venture capital limited partnership now existing or hereafter formed that is affiliated with or under common control with one or more of the general partners or one or more general partners of the general partner of such Purchaser and any predecessor or successor thereto, or (B) any limited partner of such Purchaser,
(ii) that is a trust, to a grantor or beneficiary of such trust or any other trust, corporate entity or partnership for which Rho Management Company, Inc. acts as investment adviser, (iii) as to any of the Star Purchasers (as defined in Schedule A), to an entity controlled by, controlling, under common control with, or under overlapping control with, such Star Purchaser or to an entity for which investment decisions are made by such Star Purchaser's Manager (the term "Manager" being defined as the entity which makes investment decisions for such Star Purchaser, or an entity which is controlled by, controls, is under common control with, or is under overlapping control with, such entity),
(iv) as to Yozma, to Justy, Star, any of the partners of Star, and any entity to which Justy would be permitted to freely assign under this Section 7.8 and (v) to any other Purchaser (provided that, in each instance under (i), (ii), (iii), (iv) and (v) hereof, PC receives written notification thereof and the assignee (a "Registered Assignee") executes and delivers to PC a writing agreeing to be bound by the provisions of this Agreement). Communications sent by PC to any Purchaser or Registered Assignee shall be effective as against all assignees with respect to which PC shall not have received written notification of assignment.

7.9 Headings. The headings or captions in this Agreement are for convenience and reference only and do not in any way modify, interpret or construe the intent of the parties or affect any of the provisions of this Agreement.

7.10 Facsimile Signatures. Signatures transmitted by telecopier shall be deemed original signatures.

7.11 Counterpart Signatures. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


     WITNESS the execution of this Agreement as of the date first above written.

                           PC ETCETERA

                           By:

                           SPECIAL SITUATIONS FUND III, L.P.

                           By: MGP Advisers Limited Partnership,
                               General Partner

                           By: AWM Investment Company, Inc.,
                               General Partner

                           By:

                           SPECIAL SITUATIONS CAYMAN FUND, L.P.

                           By: AWM Investment Company, Inc.,
                               General Partner

                           By:

                           GIBRALTAR TRUST

                           By:

                           JUSTY LTD.

                           By:

                           By:

                           YOZMA VENTURE CAPITAL LTD.

                           By:

                           By:

SVE STAR VENTURES          SVE STAR VENTURES ENTERPRISES
ENTERPRISES NO. II GBR     NO. III GBR

By:                        By:

By:                        By:

                           SVE STAR VENTURES ENTERPRISES NO.
                           IIIA GBR
                               By:

                           By:

                                                       SCHEDULE A

                              Number of Shares  Number of Shares
                               of Series .B     of Common Stock
Name and Address              Preferred Stock   Underlying
Warrants
Special Situations            250,000              625,000
Fund III, L.P.
153 East 53rd Street
 (51st Floor)
New York, NY  10022

Special Situations             83,334              208,334
Cayman Fund, L.P.
P.O. Box 694 (Edward St.)
Grand Cayman, Cayman Islands
British West Indies

Gibraltar Trust               333,333              833,333
c/o Rho Management
 Company, Inc.
767 Fifth Avenue
43rd Floor
New York, NY  10153

Justy Ltd. (together          100,000              250,000
with the next four (4)
 listed Purchasers, the
 "Star Purchasers")
c/o Star Management of
 Investments (1993)
 Limited Partnership
28 Lechi Street
Bnei Brak, Israel

Yozma Venture Capital Ltd.     66,666              166,665
c/o Star Management of
 Investments (1993)
 Limited Partnership
28 Lechi Street
Bnei Brak, Israel

SVE STAR Ventures
 Enterprises No. II GbR        42,674              106,685
c/o SVM STAR Ventures
 Management GmbH
28A Leopoldstrasse
80208 Munich, Germany SVE STAR Ventures
Enterprises No. III GbR       114,512              286,280
c/o SVM STAR Ventures
Management GmbH
2 8A Leopoldstrasse
80208 Munich, Germany

SVE STAR Ventures
 Enterprises No. IIIA GbR       9,481               23,703
c/o SVM STAR Ventures
 Management GmbH
28A Leopoldstrasse
80208 Munich, Germany

                                                     SCHEDULE 2.2

               OUTSTANDING OPTIONS. WARRANTS. ETC.

1.   Stock options granted pursuant to Amended and Restated 1987
     Stock Option Plan (the "Plan") to purchase 2,049,000 shares of Common Stock as follows:
               Number                        Exercise Price
               of Shares                     Per Share
               706,500                       $1.00
               429,500                       .375
               166,500                       .1875
               150,000                       .21
               134,000                       1.25
               100,500                       .50
               100,000                       .42
               100,000                       .5625
               50,000                        .36
               50,000                        .55
               50,000                        .6875
               6,000                         .875
               5,000                         .75
               1,000                         .38

2. Contractual obligation, under certain circumstances, to grant options under the Plan to purchase at then market price up to 150,000 shares of Common Stock.

3. Warrants to purchase 380,000 shares of Common Stock as follows:

                                        Number      Exercise
Price
               Holder                   of Shares   Per Share
     Elron Electronic Industries Ltd.   200,000        $1.00
     The Hill Thompson Group, Ltd.      180,000        .50

4. Series A Preferred Stock convertible into 1,000,000 shares of Common Stock at conversion price of $1.00 per share.

                                                     SCHEDULE 2.3


                          SUBSIDIARIES


                                 Jurisdiction of
Name                             Incorporation

PC Etcetera Inc.                 Quebec

PC Etcetera, California          California

PC Etcetera Israel Ltd.          Israel

Exhibit 2.  October 1996 Loan and Registration Rights Agreement


OCTOBER 1996
LOAN AND REGISTRATION RIGHTS AGREEMENT


          LOAN AND REGISTRATION RIGHTS AGREEMENT, dated October 25, 1996, among PC ETCETERA, INC., a Delaware corporation (the "Company"), RHO MANAGEMENT TRUST I, a/k/a Gibraltar Trust ("Rho Trust I"), ELRON ELECTRONIC INDUSTRIES LTD. ("Elron") and GILBERT
H. STEINBERG ("Steinberg", and collectively with Rho Trust I and Elron, the "Lenders").

          WHEREAS: The Company desires to obtain debt financing in the aggregate amount of one hundred eighty-seven thousand five hundred dollars ($187,500), and to extend the maturity of certain loans made pursuant to a Loan and Registration Rights Agreement, dated December 5, 1995 (the "1995 Loan Agreement"), among the Company, the Lenders and certain other lenders;

          WHEREAS: Each Lender is willing to lend to the Company the amount set forth by its name on Schedule A attached hereto (collectively, the "Loans"), to be evidenced by promissory notes of the Company in the aggregate principal amount of one hundred eighty-seven thousand five hundred dollars ($187,500) (collectively, the "Notes"), which loans shall be extendible at the election of the Company and thereby convertible at the election of the Lenders into shares of Common Stock of the Company on the terms set forth herein;

          WHEREAS: In consideration for making of the Loans, the Company has agreed to issue to the Lenders warrants (the
"Warrants") for the purchase of an aggregate of 150,000 shares of Common Stock of the Company (the "Warrant Shares");

          WHEREAS: Each Lender is willing to extend the maturity of the loans made by it pursuant to the 1995 Loan Agreement and waive any defaults under the notes issued pursuant to the 1995 Loan Agreement relating to the sale by the Company of PC Etcetera Inc, a Quebec corporation, in consideration for which the Company has agreed to allow the Lenders to convert the notes issued pursuant to the 1995 Loan Agreement into shares of Common Stock of the Company on the same terms and conditions as the Notes; and

          WHEREAS: Subject to the terms of this Agreement, the Company has agreed to grant to the Lenders certain rights to cause the registration under the Securities Act (as hereinafter defined) of the Warrant Shares and shares of its Common Stock which may become issuable in the event of the conversion of the Notes or the notes under the 1995 Loan Agreement (the "Conversion Shares");

          NOW, THEREFORE, the parties hereto agree as follows:

          1. Certain Definitions. As used herein, the following terms have the meanings indicated:

          (a) "Securities Act" means the Securities Act of 1933, as amended; and

          (b) "Rule 144 Holding Period" means the period of time that the Warrant Shares or the Conversion Shares must be held by the Lenders before they can resell them, or any portion thereof, pursuant to Rule 144, promulgated under the Securities Act.

          2.   Loans; Warrants.

          (a) Loans; Notes. Simultaneously herewith, upon fulfillment of the conditions set forth in Section 3 hereof, each Lender is loaning to the Company the amount set forth on Schedule
A attached hereto, and, in consideration thereof, the Company is issuing to the Lender a Note in the principal amount thereof. The maturity date of each such loan shall be extendible at the election of the Company, on the terms set forth in the Notes, and if so extended, the Notes shall become convertible at each Lender's option for shares of Common Stock of the Company on the terms set forth in the Notes.

          (b) Warrants. Simultaneously herewith, in consideration of the Loans, each Lender is being issued by the Company Warrants for the purchase of such number of shares of Common Stock of the Company as indicated on Schedule B attached hereto. Accordingly, the aggregate number of Warrant Shares shall equal one hundred and fifty thousand (150,000). The Warrants shall be exercisable at a price of twenty-five cents ($0.25) per share until five (5) years from the date hereof and shall contain certain antidilution provisions as set forth therein.

          (c) 1995 Loans. The maturity date of the loans made by the Lenders under the 1995 Loan Agreement, as evidenced by promissory notes issued thereunder, is hereby extended to October 25, 1997. The maturity date of each such loan shall be extendible at the option of the Company, on identical terms as the Notes, and if so extended, the notes issued pursuant to the 1995 Loan Agreement shall become convertible for shares of Common Stock of the Company on the identical terms as the Notes.

          3. Conditions Precedent. The Lenders' obligations to make the Loans under this Agreement and extend the loans under the 1995 Loan Agreement shall be subject to their receipt of the following documents simultaneously herewith, in form and substance reasonably satisfactory to the Lenders:

          (a) A copy of the resolutions of the Board of Directors of the Company authorizing the execution, delivery and performance by the Company of this Agreement and the Notes.

          (b) An executed copy of the agreement between the Company and Steinberg, in form satisfactory to the Lenders, providing for Steinberg's non-cancelable commitment to advance to the Company from time to time until repayment or conversion of the Notes in full: (i) up to sixty-two thousand five hundred dollars ($62,500), as the Company may require for working capital or other operating purposes, repayable only upon repayment or conversion of the Loans in full and (ii) up to one hundred and thirty three thousand dollars ($133,000) in addition to the amount stated above in 3(b)(i), on a pro rata basis with Rho Trust I and/or Elron, with his pro rata percentage being 33% of the additional loans, in the event that the Company requires additional working capital and Rho Trust I and/or Elron agree to provide the Company with additional loans.

          (c) Original copies, duly executed by the Company, of each Warrant to be issued by the Company hereunder.

          4.   Registration Rights.

          (a) Demand Rights. Upon the written request (a "Demand Registration Request") of the holders of a majority of the Warrant Shares or the Conversion Shares as the case may be (in either case, the "Registrable Shares"), received prior to the expiration of the applicable Rule 144 Holding Period, that the Company register such Registrable Shares for resale under the Securities Act, the Company shall advise in writing all other holders of the Registrable Shares of the Demand Registration Request and of its intention to file a registration statement under the Securities Act covering such resale (the "Registration Notice"). The Company thereafter shall, as expeditiously as reasonably practicable, file a registration statement under the Securities Act for the sale of the number of Registrable Shares owned by the Lenders specified in the Demand Registration Request, as well as the number of Registrable Shares owned by the Lenders who advise the Company in writing within twenty (20) days of the date of, and in response to, the Registration Notice that they desire to have their Registrable Shares included in such registration statement, and shall thereafter file such amendment or amendments to such registration statement, in the use of its best efforts, to cause the same to become effective. The Company shall not be obligated to file or use its best efforts to cause to become effective registration statement under this paragraph (i) during any period (A) commencing with the date the Company files a registration statement relating to the sale or exchange by it of its securities in either an underwritten offering or in an offering involving a merger, acquisition, combination or reorganization, and (B) ending on the ninetieth (90th) day following the consummation of any such underwritten offering or other such transaction, or (ii) if, in its judgment, such filing or registration may be materially disruptive or detrimental to its business or any pending or prospective transaction. Following the conclusion of such period or commencing upon such time as the filing or registration would not be so materially disruptive or detrimental, the Company's obligation to file or use its best efforts to cause to become effective a registration statement shall recommence. The Company shall not be obligated to use its best efforts to effect more than one (1) registration pursuant to the terms of this paragraph (a).

          (b) Piggyback Rights. The Company agrees that, if it shall propose to file, at any time prior to the expiration of the Rule 144 Holding Period, for the sale by the Company of shares of its Common Stock for cash, a registration statement under the Securities Act on Form SB-1, SB-2, S-1, S-2 or S-3 (or a comparable successor form) (but excluding registration statements for employee benefit plans or transactions of the nature contemplated by Rule 145, promulgated under the Securities Act), the Company shall give written notice to the Lenders of such intention at least twenty
(20) days prior to the proposed filing date and shall include the Registrable Shares in such registration statement at the written request of the Lenders, provided that the Company receives a request therefor at least ten (10) days prior to the proposed filing date; provided, however, that if, in the opinion of the managing underwriter or underwriters of the offering of the Company's securities for which such registration statement is being filed, such inclusion is likely to affect adversely the success of the offering or the price that would be received, at the option of such managing underwriter or underwriters, (i) the number of Registrable Shares to be added to the registration statement shall be reduced (to zero if necessary), and/or (ii) the Lenders shall delay the sale of the Registrable Shares included in the registration statement until the expiration of the ninety (90) day period commencing with the effective date of the registration statement.

          (c)  Obligations of the Company.

          (i) As to each registration statement referred to in this Section 4, the Company shall:

          (A) use its best efforts to have such registration statement declared effective as promptly as reasonably practicable and shall promptly notify the Lenders and the underwriters, if any, for the Lenders, and confirm such advice in writing, (I) when such registration statement becomes effective, (II) when any post-effective amendment to any such registration statement becomes effective, and (III) of any request by the Securities and Exchange Commission (the "SEC") for any amendment or supplement to such registration statement or any prospectus relating thereto or for additional information;

          (B) furnish to the Lenders or the underwriters for the Lenders, if any, or other securities firms designated by the Lenders, if any, such reasonable number of copies of any prospectus (including any supplemental or preliminary prospectus) as may be reasonably necessary in order to effect the offering and sale of the Registrable Shares being offered and sold by the Lenders, but only while the Company is required under the provisions hereof to cause the registration statement to remain current;

          (C) qualify, not later than the effective date of such registration statement, the Registrable Shares registered thereunder under the "blue sky" laws of such states as the Lenders may reasonably request; provided, however, that in no event shall the Company be obligated to qualify as a foreign corporation or as a dealer in securities or to execute or file any general consent to service of process under the laws of any such state where it is not at such time so qualified or subject;

          (D) until the earlier of (I) the sale of all the Registrable Shares or (II) seven (7) months following the expiration date for the exercise of the Warrants, from time to time amend or supplement the registration statement and the prospectus in connection therewith to the extent necessary to permit the completion of the sale of the Registrable Shares for which such registration statement shall have become effective within said period in compliance with the Securities Act and the rules and regulations promulgated thereunder.

          (ii) If at any time the SEC should institute or threaten to institute any proceedings for the purpose of issuing, or should issue, a stop order suspending the effectiveness of any registration statement referred to in this Section 4, the Company shall notify the Lenders and shall use its best efforts to prevent the issuance of any such stop order or to obtain the withdrawal thereof as soon as possible. The Company shall advise the Lenders of any order or communication of any public board or body addressed to the Company suspending or threatening to suspend the qualification of any of the Registrable Shares for sale in any jurisdiction. In the event that the effectiveness of such registration statement shall be suspended, the Company shall extend the period during which such registration statement shall be maintained effective, pursuant to Section 4(c)(i)(D) hereof, by the number of days during the period from and including the date of such suspension to the date when such suspension shall be removed or terminated.

          (iii) The Company shall, if requested, prior to filing a registration statement referred to in this Section 4 or prospectus or any amendment or supplement thereof, furnish to each Lender and each underwriter, if any, of the Registrable Shares covered by such registration statement, prospectus, amendment or supplement, copies of such registration statement, prospectus, amendment or supplement as proposed to be filed by the Company.

          (d)  Expenses.   Except as provided below, the expenses
of the registration statements pursuant to this Section 4, and the state qualifications related thereto pursuant to Section 4(c)(i)(C), shall be borne by the Company. The expenses of any such registration and qualifications shall include, but not be limited to (A) the fees and expenses of the Company's counsel and its accountants; (B) all other out-of-pocket costs and expenses of the Company incident to the preparation, printing and filing under the Securities Act of the registration statement and all amendments and supplements thereto; (C) the cost of furnishing copies of each preliminary prospectus, each final prospectus and each amendment or supplement thereto to the Lenders and each underwriter, if any; and
(D) the costs and expenses incurred in connection with the qualification of such securities so registered under the "blue sky" laws of various jurisdictions. However, under no circumstances shall the Company be liable or responsible for the fees and expenses of the Lenders, or of any of their counsel, incurred in connection with any registration or for underwriting or brokerage discounts and commissions or transfer taxes payable in connection with any sale of the Registrable Shares included in a registration statement.

          (e)  Indemnification.

          (i) The Company hereby agrees to indemnify, hold harmless and defend the Lenders, and each of them, any underwriter (as such term is defined in the Securities Act) for the Lenders, any broker or dealer to or through whom the Lenders sell Registrable Shares that may be deemed to be an underwriter and each person, if any, that controls (within the meaning of the Securities
Act) any of the Lenders or any such underwriter, broker or dealer against any and all losses, claims, damages, liabilities and expenses (including reasonable counsel fees and expenses) to which any such persons may be subject under the Securities Act or otherwise, insofar as such losses, claims, damages, liabilities and expenses (including reasonable counsel fees and expenses) arise out of or are based upon any untrue statement of a material fact contained in any registration statement under which the Registrable Shares were registered under the Securities Act pursuant to this
Section 4, any prospectus contained therein, or any amendment or supplement thereto, or arise out of or are based upon the omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages, liabilities or expenses arise out of or are based upon information furnished in writing to the Company by any Lender or any underwriter or representative for a Lender, which writing specifies that the information be included in the registration statement. Each Lender hereby agrees to indemnify, hold harmless and defend the Company, its directors, officers, agents and representatives, and each person, if any, that controls (within the meaning of the Securities Act) the Company against any losses, claims, damages, liabilities and expenses (including reasonable counsel fees and expenses) to which any of such persons may be subject under the Securities Act or otherwise, but only to the extent caused by an untrue statement or omission of a material fact in any registration statement under which the Registrable Shares were registered under the Securities Act, any prospectus contained therein, or any amendment or supplement thereto, which was based solely upon information furnished in writing to the Company by such Lender or any underwriter or representative for such Lender, which writing specifies that the information be included in the registration statement.

          (ii) In the event that any claim, demand, investigation or action for which an indemnifying party would be liable to an indemnified party hereunder is asserted against or sought to be collected from an indemnified party by a third party, the indemnified party shall promptly notify the indemnifying party of such claim, demand, investigation or action specifying the nature thereof and the amount or the estimated amount thereof to the extent then feasible. The indemnifying party shall thereupon, at its sole cost and expense, defend the indemnified party against such claim, demand, investigation or action with counsel reasonably satisfactory to the indemnified party.

          (iii) The indemnifying party shall not, without the prior written consent of the indemnified party, consent to the entry of any judgment against the indemnified party or enter into any settlement or compromise with regard to any such claim, demand or action unless such judgment, settlement or compromise includes, as an unconditional term thereof (i.e., there being no requirement that the indemnified party pay any amount of money or give any other consideration), the giving by the claimant or plaintiff to the indemnified party of a release, in form and substance satisfactory to the indemnified party, from all liability in respect of such claim, demand or action. If the indemnified party desires to participate in, but not control, any such defense or settlement, it may do so at its sole cost and expense; provided, that the indemnifying party shall pay the reasonable fees and expenses of counsel for the indemnified party if the named parties to any action (included impleaded parties) include both the indemnifying party and indemnified parties and representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them.

          (f) Obligations of the Lenders. As to each registration statement referred to in this Section 4, each of the Lenders shall provide the Company with a written description of the proposed method or methods of distribution of the Registrable Shares contemplated by that Lender and such other information as may be required by the Company, and the Company shall include such description and other information in the registration statement and file any and all amendments and supplements necessary in connection therewith.

          5. Acquisition of Securities. Each Lender makes the following representations and warranties to the Company with respect to itself (and, in the case of a trust Lender, with respect to any grantors for which it may be considered a nominee):

          (a)  Investment Representations.

          (i) Each Lender is acquiring the Note and the Warrants and, in the event of an exercise of the Warrants or conversion of Conversion Shares, will be acquiring the Warrant Shares or Conversion Shares for its own account, and not as a nominee or agent (except in the case of a trust Lender to the extent the trust may be considered a nominee for its grantors, which, in number, do not exceed five (5)), and will not resell or otherwise distribute any of such securities except in compliance with the Securities Act.

          (ii) Each Lender understands that none of the Notes, the Warrants, the Warrant Shares or the Conversion Shares (collectively, the "Securities") have been registered under the Securities Act or any state securities laws and, except as provided for in Section 4 hereof, there is no agreement on the part of the Company to register any of the Securities thereunder.

          (iii) Each Lender acknowledges and agrees that none of the Securities may be sold, pledged, transferred, assigned, or otherwise disposed of unless they are registered under the Securities Act and applicable state securities laws or unless an exemption from such registration is available. Each Lender further acknowledges and agrees that, as a condition to the transfer or other disposition of any of the Securities, the Company may require that the request for transfer be accompanied by an opinion of counsel, in form and substance reasonably satisfactory to the Company and its counsel, to the effect that the proposed transfer does not result in a violation of the Securities Act and any applicable state securities laws. Each Lender understands that each certificate representing any of the Securities will bear the following legend:

          "The securities represented by this
          certificate have not been registered under the Securities Act of 1933, as amended, or the securities laws of any state. The securities may not be sold, pledged, transferred, assigned or otherwise disposed of in the absence of an effective registration statement under such Act and any applicable state securities laws covering such securities, or an opinion of counsel reasonably satisfactory to the Company that such registration is not required."

          (b)  Additional Representations.

          (i) Each Lender is able to bear the economic risks of an investment in each of the Securities, including, without limitation, the risk of the loss of part or all of its investment and the inability to sell or transfer the Securities until such Securities are registered under the Securities Act or an exemption from registration is available; subject, however, to the Company's obligation to use its best efforts to effect any registration of the Warrant Shares under the Securities Act in accordance with
Section 4 hereof.

          (ii) Each Lender is an "accredited investor", as such term is defined in Rule 501(a), promulgated under the Securities Act, or it, alone or with its purchaser representative, if any, has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of an investment in each of the Securities. Each Lender will execute and deliver to the Company such documents as the Company may reasonably request in order to confirm the accuracy of the foregoing.

          (iii) Each Lender and its purchaser representative, if any, have reviewed the Company's Annual Report on Form 10-KSB for the year ended December 31, 1995, as amended, Quarterly Reports on Form 10-QSB for the periods ended March 31, 1996, as amended, and June 30, 1996 and Current Report on Form 8-K for an event dated January 31, 1996, as amended, and have been afforded the opportunity to obtain such other information as such Lender requested from the Company in order to evaluate the merits and risks of an investment in each of the Securities.

          (iv) No board of directors of any corporate Lender, no general partner of any partnership Lender and no trustee of any trust Lender has adopted any resolutions or made any determination relative to the distribution of any of the Securities to its stockholders, partners, grantors or beneficiaries and has no present intention to do so.

          6.   Covenants of the Company.

          (a) Legal Fees. The Company shall pay the Law Office of Gregory F.W. Todd, counsel for Lenders, the amount of $3,500, for legal fees incurred by the Lenders in connection with the preparation and execution of this Agreement and the instruments and documents related thereto.
          7.   Miscellaneous.

          (a) Waiver. The Lenders hereby waive any defaults under the notes issued pursuant to the 1995 Loan Agreement relating to the sale by the Company of PC Etcetera Inc., a Quebec corporation.


          (b) Governing Law. This Agreement shall be governed in all respects by the laws of the State of New York, excluding choice of law principles thereof.

          (c) Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the parties with regard to the subject matter hereof and may be amended only by a writing executed by the Company and the relevant Lender.

          (d)  Notices, etc.  All   notices   and   other
communications required or permitted hereunder shall be in writing and shall be mailed by first-class mail, postage prepaid, or delivered either by hand or by messenger or sent by overnight mail or courier or by facsimile transmission, addressed as follows:

          If to the Company:

          462 Seventh Avenue
          New York, New York 10018
          Attention:   President
          Telecopier:  (212) 736-0039


          with a copy to:

          Certilman Balin Adler & Hyman, LLP
          90 Merrick Avenue
          East Meadow, New York 11554
          Attention:  Fred Skolnik, Esq.
          Telecopier: (516) 296-7111

          If to Rho Trust I to:

          Rho Management Company, Inc.
          767 Fifth Avenue
          New York, New York 10153
          Attention:  Habib Kairouz
          Telecopier: (212) 751-3613

          with a copy to:

          Gregory F. W. Todd, Esq.
          Law Office of Gregory F.W. Todd
          101 Park Avenue, 27th Floor
          New York, New York 10178
          Telecopier: (212) 808-5155

          If to Elron:

          850 Third Avenue
          New York, New York 10022
          Attention:   President
          Telecopier:  (212) 935-3882

          with a copy to:

          Fulbright & Jaworski L.L.P.
          666 Fifth Avenue
          New York, New York 10103
          Attention:   Richard H. Gilden, Esq.
          Telecopier:  (212) 752-5958

          If to Steinberg:

          585 Stewart Avenue
          Suite LL-24
          Garden City, New York 11530
          Telecopier:  (516) 222-2599

          or at such other address as the Company or the respective Lender shall have furnished in writing as aforesaid.

          (e) Headings. The headings of the paragraphs and subparagraphs of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

          (f) Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, and all of which together shall constitute one instrument.

          (g) Facsimile. This Agreement may be executed and thereafter transmitted by facsimile and the facsimile receipt shall constitute an original.

          (h) Successors and Assigns. This Agreement shall be binding upon and shall inure to the successors, permitted assigns, and legal representatives of the parties hereto; provided, however, that the rights under this Agreement may not be assigned by any Lender, in whole or in part, without the prior written consent of the Company.

          IN WITNESS WHEREOF, the undersigned have set their hands as of the date first above written.


Company:PC ETCETERA, INC.

By: __________________________
Name: ________________________
Title: _______________________
Lenders:RHO MANAGEMENT TRUST I
By:  Rho Management Company, Inc.,               as Investment
Advisor

By: __________________________
Name: ________________________
Title: _______________________

ELRON ELECTRONIC INDUSTRIES LTD.

By: __________________________
Name: ________________________
Title: _______________________


______________________________
Gilbert H. Steinberg

                           SCHEDULE A

          LENDER                       AMOUNT OF LOAN

Rho Management Trust I                 $62,500
Elron Electronic Industries  Ltd.      $62,500
Gilbert H. Steinberg                   $62,500
                                       _________
Total:                                 $187,500

                           SCHEDULE B

          LENDER                       WARRANTS

Rho Management Trust I                 50,000
Elron Electronic Industries  Ltd.      50,000
Gilbert H. Steinberg                   50,000
                                       _________
Total:                                 150,000

Exhibit 3.     Promissory Note


THIS PROMISSORY NOTE HAS BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND MAY BE TRANSFERRED OR OTHERWISE DISPOSED OF ONLY IN COMPLIANCE WITH THE SECURITIES ACT OF 1933, AS AMENDED. THIS LEGEND SHALL BE ENDORSED UPON ANY PROMISSORY NOTE ISSUED IN EXCHANGE FOR THIS PROMISSORY NOTE.


                        PC ETCETERA, INC.

                                                 October 25, 1996

                                                          $62,500

EXTENDIBLE MATURITY CONVERTIBLE
PROMISSORY NOTE

          PC ETCETERA, INC., a Delaware corporation (the "Company"), for value received, HEREBY PROMISES TO PAY to RHO MANAGEMENT TRUST I, or its registered assigns (the "Holder"), on
(i) the earlier of one (1) year from the date hereof or each Redemption Date (as hereinafter defined), or (ii) such later date on or before October 25, 1999 as the Company may elect pursuant to
Section 4, at the offices of the Company, 462 Seventh Avenue, New York, New York the principal sum of SIXTY-TWO THOUSAND FIVE HUNDRED DOLLARS ($62,500) (or such lesser amount required to be paid on such Redemption Date) in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts and to pay interest on such principal sum at the rate of ten percent (10%) per annum from the date hereof. Interest on the unpaid principal balance of this Promissory Note ("Note") shall be payable in cash on each of December 31, March 31 and June 30, September 30, commencing on December 31, 1996.

          Any principal portion of, or interest or fee payable on, this Note which is not paid on the date when due shall bear interest from such due date to the date of actual payment, as well after as before judgment, at the rate per annum which is four percent (4%) above the rate otherwise payable hereunder; provided, however, that the rate of interest under this Note shall not exceed the maximum rate of interest then permitted by applicable law.

          1    Series of Notes.  The Company and the Holder
acknowledge that this Note is one of a series of promissory notes issued to various persons and entities in the aggregate principal amount of one hundred eighty-seven thousand five hundred dollars ($187,500) pursuant to a Loan and Registration Rights Agreement of even date (the "Loan Agreement"). The Company and the Holder agree that the rights of the Holder herein shall be pari passu with the rights of the holders of the other Promissory Notes (the "Other Notes").

          2    Registered Owner.  The Company may consider and
treat the person in whose name this Note shall be registered as the absolute owner thereof for all purposes whatsoever (whether or not this Note shall be overdue) and the Company shall not be affected by any notice to the contrary. The registered owner of this Note shall have the right to transfer it by assignment and the transferee thereof, upon his registration as owner of this Note, shall become vested with all the powers and rights of the transferor. Registration of any new owner shall take place upon presentation of this Note to the Company at its office, together with an assignment duly authenticated. In case of transfers by operation of law, the transferee shall notify the Company of such transfer and of his address, and shall submit appropriate evidence regarding the transfer so that this Note may be registered in the name of the transferee. This Note is transferable only on the books of the Company by the Holder hereof, in person or by attorney, on the surrender hereof, duly endorsed. Communications sent to any registered owner shall be effective as against all holders or transferees of this Note not registered at the time of sending the communication.

          3    Redemption.

          3.1 Redemption Right. The Holder, by its acceptance of this Note, hereby acknowledges that, at any time, and from time to time, the Company may, at its option, by written notice given to the Holder, elect to redeem and prepay, without premium or penalty, all or any portion of the outstanding principal indebtedness evidenced by this Note provided that all Notes issued pursuant to the Loan Agreement shall be repaid pro rata.

          3.2 Redemption Obligation. (a) In the event the Company at any time or from time to time shall sell, lease, transfer or otherwise dispose of any of its assets in a single transaction or a series of related transactions for an aggregate purchase price of more than one hundred thousand dollars ($100,000), then, to the extent of any net proceeds received, the Company shall redeem and prepay, upon the closing of each such transaction(s) (each such date, a "Redemption Date"), without premium or penalty, the outstanding principal indebtedness evidenced by this Note and the Other Notes pro rata.

          (b) If the Company shall fail to make any payment of principal hereunder on the due date therefor or any payment of interest for a period of seven (7) days past the due date therefor, or there shall occur an Event of Default under the terms of the Security Agreement dated as of December 5, 1995 and any such Event of Default shall be continuing, the Holder may, by written notice to the Company, declare the entire unpaid principal amount of this Note then outstanding, plus accrued interest thereon, to be forthwith due and payable whereupon the same shall become forthwith due and payable.

          4    Optional Extension of Maturity.  Upon fifteen (15)
days' prior written notice to the Holder given at any time within sixty (60) days of the original maturity date hereof, the Company may elect to extend the maturity date of the Note to October 25, 1999; provided, that such election may be made a single time only and shall cause the Note, the other Notes and the note issued to the Holder under the 1995 Loan Agreement, to become convertible for shares of Common Stock of the Company in accordance with Section 5.

          5    Conversion.  In the event that the Company shall
extend the original maturity of this Note pursuant to Section 4, then upon the opening of business of such original maturity date the Holder shall become and be entitled to convert all or part of the then-outstanding principal amount of this Note into shares of Common Stock of the Company, as provided in this Section 5.

          5.1 Procedure for Conversion. (a) If the Note shall become convertible hereunder, the Holder may at any time or from time to time elect to convert all or part of the outstanding principal amount hereunder (the "Elected Amount") by surrendering to the Company this Note, along with an executed Conversion Notice and Certificate in the form of Exhibit II hereto. The Company shall within ten (10) business days of receipt of the Holder's executed Conversion Notice and Certificate (the "Conversion Date") pay the unpaid interest on the Elected Amount, accrued to the Conversion Date, and the Elected Amount shall be converted into Common Stock at the Conversion Price (as defined below). Any securities receivable by the Holder pursuant to this Section 5 shall be deemed for all purposes to have been issued and recorded in the records of the Company as of the Conversion Date.

          (b) In the event that only part of the outstanding principal amount of this Note is converted pursuant to this Section 5, the Company at its expense shall execute and deliver to the Holder a new promissory note for the remaining principal amount, which promissory note shall be substantially in the form of this Note. Any unpaid interest accrued on the remaining outstanding principal amount prior to the issuance of the new promissory note shall be deemed to be payable as interest under the new promissory note.

          (c) In calculating the amount of Common Stock issuable to the Holder upon the Conversion Date, no adjustment shall be made for interest accrued hereunder or for dividends on any Common Stock issuable upon any such conversion. The Company shall not issue fractional shares of Common Stock upon any such conversion, but shall make adjustment therefore in cash on the basis of the Current Market Price (as defined below) of such fractional interest as of the Conversion Date.

          5.2 Conversion Price. The conversion price per share of Common Stock issuable upon conversion of this Note (the "Conversion Price") shall be equal to twenty-five cents ($0.25), subject to adjustment from time to time as follows:

          (a) If the Company shall, at any time or from time to time after the date hereof and on or before the Conversion Date issue any shares of Common Stock, or other securities convertible into, or exchangeable or exercisable for, shares of Common Stock ("Additional Shares"), in each case other than Exempt Issuances (as hereinafter defined), for a consideration per share less than the applicable Conversion Price in effect immediately prior to the issuance of such Additional Shares, the Conversion Price for shares of Common Stock issuable upon conversion of this Note in effect immediately prior to each such issuance shall automatically (except as otherwise provided herein) be lowered to that price determined by multiplying the Conversion Price by a fraction, (x) the numerator of which shall be the sum of (A) the number of shares of Common Stock outstanding immediately prior to the issuance of such Additional Shares plus (B) the number of shares of Common Stock which the aggregate consideration for the total number of such Additional Shares so issued would purchase at the Conversion Price, and (y) the denominator of which shall be the number of shares of Common Stock outstanding immediately after the issuance of such Additional Shares. For the purposes of any adjustment of the Conversion Price, the following provisions shall apply:

               (i) In the case of an issuance of Common Stock in whole or in part for cash, the consideration shall be deemed to be the amount of cash paid therefor without deducting therefrom any discounts, commissions or other expenses allowed, paid or incurred by the Company for any underwriting or otherwise in connection with the issuance and sale thereof, plus the value of any property other than cash received by the Company, determined as provided in Section 5.2(a)(ii).

               (ii) In the case of an issuance of Common Stock for consideration in whole or in part in property other than cash, the value of such property or consideration other than cash shall be deemed to be the fair market value of such property as determined in good faith by the Board of Directors, irrespective of any accounting treatment; provided, that such fair market value as determined by the Board of Directors shall not exceed the aggregate Current Market Price (as defined below) of the shares of Common Stock being issued, less any cash consideration paid for such shares.

               (iii) In the case of an issuance of Common Stock for consideration in whole or in part other than cash or property, the value of such consideration shall be deemed to be the aggregate par value of such Common Stock, less the value of any other consideration received by the Company, determined as provided in Sections 5.2(a)(i) and
          (ii) hereof.

               (iv) In the case of an issuance of options or other rights to purchase or subscribe for Common Stock, securities by their terms convertible into or exchangeable for Common Stock or options to purchase or other rights to subscribe for such convertible or exchangeable securities:

               (A) the aggregate maximum number of shares of Common Stock deliverable upon exercise of such options to purchase or rights to subscribe for Common Stock shall be deemed to have been issued at the time such options or rights were issued and for a consideration equal to the consideration (determined in the manner provided in this Section 5.2(a)), if any, received by the Company upon the issuance of such options or rights plus the minimum purchase price provided in such options or rights for the Common Stock covered thereby (the consideration in each case to be determined in the manner provided in this
          Section 5.2(a));

               (B) the aggregate maximum number of shares of Common Stock deliverable upon conversion of, or in exchange for, any such convertible or exchangeable securities or upon the exercise of options to purchase or rights to subscribe for such convertible or exchangeable securities and subsequent conversion or exchange thereof shall be deemed to have been issued at the time such securities were issued or such options or rights were issued and for a consideration equal to the consideration received by the Company for any such securities and related options or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the minimum additional consideration, if any, to be received by the Company upon the conversion or exchange of such securities or the exercise of any related options or rights (the consideration in each case to be determined in the manner provided in this Section 5.2(a)), provided that in making the foregoing calculations, such convertible or exchangeable securities shall be deemed to have been converted or redeemed;

               (C) if there is any change in the exercise price of, or number of shares deliverable upon exercise of, any such options or rights or upon the conversion or exchange of any such convertible or exchangeable securities (other than a change resulting from the antidilution provisions thereof), then the Conversion Price shall automatically be readjusted in proportion to such change; and

               (D) upon the expiration of any such options or rights or the termination of any such rights to convert or exchange such convertible or exchangeable securities, the Conversion Price shall be automatically readjusted to the Conversion Price that would have obtained had such options, rights or convertible or exchangeable securities not been issued.

          (b) As used herein, the term "Exempt Issuances" shall mean any issuance of Common Shares:

          (i) upon the exercise of options hereafter granted to full-time employees and non-employee directors of the Company pursuant to a plan or plans adopted by the Company's Board of Directors and approved by its stockholders; provided, that in order to be considered an Exempt Issuance under this clause (i), (a) the option exercise price must be equal to or greater than the Current Market Price Per Share on the date of grant and (b) on the date of grant, the aggregate number of Common Shares issuable pursuant to the exercise of (I) the options being granted and (II) all other then outstanding options, warrants and other rights (other than any included within clause (iii) hereof), whether or not then currently exercisable, cannot exceed ten percent (10%) of the number of Common Shares then issued and outstanding;

          (ii) upon the exercise of options, warrants and other rights which are outstanding as of the date hereof (whether or not currently exercisable); or

          (iii) upon the conversion or exchange of convertible or exchangeable securities which are outstanding as of the date hereof (whether or not currently convertible or exchangeable).

          (c) In the event at any time after the date hereof the number of shares of Common Stock outstanding is increased by a stock dividend payable in shares of Common Stock or by a subdivision or split-up of shares of Common Stock, then, following the record date fixed for the determination of holders of Common Stock entitled to receive such stock dividend, subdivision or split-up, the Conversion Price shall be appropriately decreased and the number of shares of Common Stock issuable on conversion of this Note shall be increased in proportion to such increase in outstanding shares.

          (d) In the event at any time after the date hereof the number of shares of Common Stock outstanding is decreased by a combination or reverse split of the outstanding shares of Common Stock, then following the record date for such combination or reverse split, the Conversion Price shall be appropriately increased and the number of shares of Common Stock issuable on conversion of this Note shall be decreased in proportion to such decrease in outstanding shares.

          (e) In the event at any time after the date hereof of any capital reorganization or any reclassification of the capital stock of the Company (other than a change in par value or from par value to no par value or from no par value to par value or as a result of a stock dividend or subdivision, split-up, combination or reverse split of shares), or the consolidation or merger of the Company with or into another person (other than a consolidation or merger in which the Company is the continuing corporation and which does not result in any change in the powers, designations, preferences and rights, or the qualifications, limitations or restrictions, if any, of the capital stock of the Company) or of the sale or other disposition of all or substantially all of the properties and assets of the Company as an entirety to any other person, then the Company shall provide appropriate adjustment to the Conversion Price and other terms of this Note after the effectiveness of such transaction such that this Note shall be convertible into the kind and number of shares of stock or other securities or property of the Company that the Holder (immediately prior to the effectiveness of such transaction) upon conversion of the Note would have been entitled to receive in connection with such transaction. The provisions of this Section 5 shall similarly apply to successive such reorganizations and reclassifications.

          (f) All calculations under this Section 5 shall be made to the nearest one-tenth of a cent ($.001) or to the nearest one-tenth of a share, as the case may be.

          (g)  For the purpose of any computation pursuant to this
Section 5, the "Current Market Price" as of any date of one share of Common Stock shall be deemed to be the average of the daily closing prices for the 30 consecutive business days ending on the fifth (5th) business day before the day in question (as adjusted for any stock dividend, split-up, combination or reclassification that took effect during such 30-business-day period), as quoted on a national securities exchange, or in the over-the-counter market as reported by NASDAQ or, if not available, by the National Quotation Bureau, Incorporated, as the case may be (or, if there is no bid price on a particular day, then the closing bid price or, if not available, the highest bid price on the nearest trading date before that day and for which such prices are available), and if the Common Shares are not listed on such an exchange or traded in such a market on such particular day, then the Current Market Price Per Share shall be determined by the Board of Directors by taking into consideration all relevant factors, including, but not limited to, the Company's net worth, prospective earning power and dividend paying capacity.

          (h) In any case in which the provisions of this Section 5 shall require that an adjustment shall become effective immediately after a record date for an event, the Company may defer until the occurrence of such event (A) issuing to the holder of any share of Common Stock issued upon conversion of this Note after such record date and before the occurrence of such event the additional shares of capital stock issuable upon such conversion by reason of the adjustment required by such event over and above the shares of capital stock issuable upon such conversion before giving effect to such adjustment, and (B) paying to such holder any cash amounts in lieu of fractional shares hereunder; provided, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional shares, and such cash, upon the occurrence of the event requiring such adjustment.

          (i) If a state of facts shall occur that, without being specifically controlled by the provisions of this Section 5 would not fairly protect the conversion rights of the Note in accordance with the essential intent and principles of such provisions, then the Board of Directors shall make an adjustment in the application of such provisions, in accordance with such essential intent and principles, so as to protect such conversion rights.

          5.3 Notice of Changes in Conversion Price. Whenever the Conversion Price shall be adjusted as provided in Section 5.2, the Company shall forthwith file and keep on record at the office of the Secretary of the Company or at such other place as may be designated by the Company, a statement, signed by its President or Chief Executive Officer and by its Treasurer or Chief Financial Officer, showing in detail the facts requiring such adjustment and the Conversion Price that shall be in effect after such adjustment. The Company shall also provide a copy of such statement to any Holder who so requests.

          5.4 Taxes Etc. The Company shall pay all documentary, stamp or other transactional taxes attributable to the issuance or delivery of shares of capital stock of the Company upon conversion of the Note; provided, that the Company shall not be required to pay any taxes which may be payable in respect of any transfer involved in the issuance or delivery of any certificate for such shares in a name other than that of the Holder in respect of which such shares are being issued.

          6    Rights of Stockholder.  Nothing contained in this
Note shall be construed to confer upon the Holder, as such, any of the rights of a stockholder of the Company, including any right (i) to vote for the election of directors or upon any matter submitted to stockholders, (ii) to give or withhold consent to any corporate action (whether upon any recapitalization, issuance of stock, reclassification of stock, change of par value or change of stock to no par value, consolidation, merger, conveyance of otherwise),
(iii) to receive dividends or subscription rights, (iv) to receive notices, or (v) to be deemed the holder of shares of Common Stock or any other securities of the Company that may at any time be issuable upon the exercise hereof for any purpose. The Holder shall have the rights of a stockholder of the Company only upon receipt of shares issued upon conversion of the Note pursuant to
Section 5 above (and only to the extent it holds such shares).

          7    Waiver; Expenses.  The Company hereby waives
presentment, notice of dishonor, protest, notice of acceleration, notice of intent to accelerate or any other notice of any kind in connection with this Note. The Company shall pay all reasonable out-of-pocket expenses incurred by the Holder in connection with the enforcement and collection of this Note or any judgment based thereon, including, without limitation, the reasonable fees and expenses of any counsel for the Holder.

          8    Applicable Law.  This Note is issued under and shall
for all purposes be governed by and construed in accordance with the laws of the State of New York, excluding choice of law rules thereof.

          9    Miscellaneous.  This Note sets forth the rights and
obligations of the Holder and the Company. No provision of this Note may be modified except by an instrument in writing signed by the party against whom the enforcement of any modification is sought.

          Payment of principal and interest due under this Note shall be made to the registered Holder of this Note.


          IN WITNESS WHEREOF, the Company has caused this Note to be signed on its behalf, in its corporate name, by its duly authorized officer, all as of the day and year first above written.


PC ETCETERA, INC.


By: ___________________________
    Terry I. Steinberg
    President

                                                        Exhibit I

                        PC ETCETERA, INC.

                 EXTENDIBLE MATURITY CONVERTIBLE
                         PROMISSORY NOTE

                        OCTOBER 25, 1996

                  FOR USE ONLY UPON ASSIGNMENT



          FOR VALUE RECEIVED, The undersigned
_____________________________ (please print or typewrite name of assignor) hereby sells, assigns and transfers unto __________________________ (please print or typewrite name, address and social security or taxpayer identification number, if any, of assignee) the within Promissory Note of PC ETCETERA, INC. in the original principal amount of $__________ and hereby authorizes the Company to transfer this Note on its books.



_____________________________
(Signature)



____________________________
(Signature, if Jointly held)



____________________________
(Date)


___________________________
(Signature(s) guaranteed)

                                                       Exhibit II

                        PC ETCETERA, INC.

                 EXTENDIBLE MATURITY CONVERTIBLE
                         PROMISSORY NOTE

                        OCTOBER 25, 1996


                Conversion Notice and Certificate

          The undersigned hereby elects to convert the principal amount of $________ outstanding under the within Extendible Maturity Convertible Promissory Note issued by PC Etcetera, Inc. (the "Company") on October 25, 1996 (the "Note") into _________ shares of Common Stock, of the Company (the "Shares"), pursuant to the terms of the Note, and hereby represents and warrants as follows with respect to the Shares:

          (a) It is acquiring the Shares for its own account, for investment and not with a view to the distribution thereof within the meaning of the Securities Act (the "Securities Act").

          (b) It understands that the Shares (i) will not be registered under the Securities Act, (ii) will be deemed "restricted securities" as defined in Rule 144 under the Securities Act, and (iii) may not be sold or otherwise transferred unless such sale or other transfer is registered under the Securities Act or is exempt from such registration.

          (c) It is an "accredited investor" as that term is defined in Rule 501(a) under the Securities Act.

          (d) If it is a corporation or partnership, it is duly organized and validly existing under the laws of the state of its organization, and has full power and authority to execute this Conversion Notice and Certificate.

          (e) If it is a trust, it is duly organized and validly existing under the laws of the state of its organization and has full power and authority to execute this Election of Conversion and Certificate, and its trustee executing this Election of Conversion and Certificate has full power and authority to act on behalf of the trust.

          The undersigned has caused this Conversion Notice and Certificate to be executed on its behalf as of __________, 199_.


____________________________

By: __________________________
Name: ________________________
Title: _______________________

Exhibit 4.  Common Stock Purchase Warrant

VOID AFTER 5:00 P.M., NEW YORK CITY LOCAL TIME, ON OCTOBER 25, 2001 NEITHER THIS WARRANT NOR THE WARRANT SHARES (AS HEREINAFTER DEFINED) HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR THE SECURITIES LAWS OF ANY STATE. NEITHER THIS WARRANT NOR THE WARRANT SHARES MAY BE SOLD, PLEDGED, TRANSFERRED, ASSIGNED OR OTHERWISE DISPOSED OF (COLLECTIVELY, "TRANSFERRED") IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS COVERING SUCH SECURITIES, OR AN OPINION OF COUNSEL TO PC ETCETERA, INC. THAT SUCH REGISTRATION IS NOT REQUIRED. THIS LEGEND SHALL BE ENDORSED UPON ANY WARRANT ISSUED IN EXCHANGE FOR THIS WARRANT.



                        PC ETCETERA, INC.

     (Incorporated under the laws of the State of Delaware)

                             Warrant

                                                 October 25, 1996

          FOR VALUE RECEIVED, PC ETCETERA, INC., a Delaware corporation (the "Company"), hereby certifies that RHO MANAGEMENT TRUST I (the "Holder") is entitled, subject to the provisions of this Warrant, to purchase from the Company up to FIFTY THOUSAND (50,000) SHARES OF COMMON STOCK ("Common Shares") of the Company at a price of TWENTY-FIVE CENTS ($0.25) per share (the "Exercise Price") during the period commencing on the date hereof and expiring at 5:00 P.M., New York City local time, on October 25, 2001.

          The number of shares to be received upon the exercise of this Warrant may be adjusted from time to time as hereinafter set forth. The shares deliverable upon such exercise, and as adjusted from time to time, are hereinafter sometimes referred to as "Warrant Shares".

          The Holder agrees with the Company that this Warrant is issued, and all the rights hereunder shall be held, subject to all of the conditions, limitations and provisions set forth herein.

          1    Exercise of Warrant.

          1.1 Exercise. Subject to the provisions hereof, this Warrant may be exercised in whole or in part at any time, or from time to time, during the period commencing on the date hereof and expiring at 5:00 p.m., New York City local time, on October 25, 2001 or, if such day is a day on which banking institutions in the City of New York are authorized by law to close, then on the next succeeding business day that shall not be such a day, by presentation and surrender hereof to the Company at its principal office, with the Warrant Exercise Form attached hereto duly executed and accompanied by payment (either in cash or by certified or official bank check, payable to the order of the Company) of the Exercise Price for the number of shares specified in such Form. If this Warrant should be exercised in part only, the Company shall, upon surrender of this Warrant for cancellation, execute and deliver a new Warrant evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder.

          1.2 Net Exercise. Notwithstanding the foregoing, in lieu of paying to the Company an amount equal to the aggregate Exercise Price of the Warrant Shares being purchased, the Holder may elect to receive Warrant Shares equal to the value (as determined below) of the Warrant by surrender of this Warrant, in which event the Company shall issue to the Holder a number of Warrant Shares computed using the following formula:

          X    =     Y (A-B)
                        A

Where:    X    =    the number of Warrant Shares to be issued to
                    the Holder.

          Y    =    the number of Warrant Shares under this
                    Warrant.

          A    =    the Current Market Price Per Share (as
                    hereinafter defined) on the day on which the Warrant Exercise Form is received by the Company.

          B    =    the Exercise Price.


          2    Reservation of Shares.  The Company will reserve for
issuance and delivery upon exercise of this Warrant all Common Shares or other shares of capital stock of the Company (and other securities and property) from time to time receivable upon exercise of this Warrant; provided, however, that nothing contained herein shall preclude the Company from satisfying its obligations hereunder by delivery of shares which are held in the treasury of the Company.

          3    Fractional Shares.  The Company shall not be
required to issue certificates representing fractions of shares, nor shall it be required to issue scrip or pay cash in lieu of fractional interests, it being the intent of the Company and the Holder that all fractional interests shall be eliminated.

          4    Exchange or Assignment of Warrant.  This Warrant is
exchangeable, without expense, at the option of the Holder, upon presentation and surrender hereof to the Company, for other Warrants of different denominations, entitling the Holder to purchase in the aggregate the same number of shares purchasable hereunder. Subject to the provisions of this Warrant and receipt by the Company of any required representations and agreements, upon surrender of this Warrant to the Company with the Warrant Assignment Form annexed hereto duly executed and funds sufficient to pay any transfer tax, the Company shall, without additional charge, execute and deliver a new Warrant in the name of the assignee named in such instrument of assignment and this Warrant shall promptly be canceled.

          5    Rights of the Holder.  The Holder shall not, by
virtue hereof, be entitled to any rights of a shareholder of the Company, either at law or in equity, and the rights of the Holder are limited to those expressed in this Warrant.

          6    Anti-Dilution Provisions.

          6.1 Adjustments for Stock Dividends; Combinations, Etc. In case the Company shall do any of the following (an "Event"):

          (a) declare a dividend or other distribution on its Common Shares payable in Common Shares of the Company,

          (b)  effect a subdivision of its outstanding Common
Shares into a greater number of Common Shares (by reclassification, stock split or otherwise than by payment of a dividend in Common
Shares),

          (c)  effect a combination of its outstanding Common
Shares into a lesser number of Common Shares (by reclassification, reverse split or otherwise),

          (d) issue by reclassification, exchange or substitution of its Common Shares any shares of capital stock of the Company, or

          (e) effect any other transaction having similar effect, then the Exercise Price in effect at the time of the record date for such dividend or other distribution or of the effective date of such subdivision, combination, reclassification, exchange or substitution shall be changed to a price determined by multiplying such Exercise Price by a fraction, of which the numerator shall be the number of Common Shares outstanding immediately prior to such Event, and the denominator shall be the number of Common Shares outstanding immediately after such Event. Each such adjustment of the Exercise Price shall be calculated to the nearest cent. No such adjustment shall be made in an amount less than one cent ($.01), but any such amount shall be carried forward and shall be given effect in connection with the next subsequent adjustment. Such adjustment shall be made successively whenever any Event listed above shall occur.

          6.2 Adjustment for Consolidation or Merger. In case of any consolidation or merger to which the Company is a party, other than a merger or consolidation in which the Company is the surviving or continuing corporation and which does not result in any reclassification of, or change (other than a change in par value or from par value to no par value or from no par value to par value, or as a result of a subdivision or combination) in, outstanding Common Shares, then, and in each such case, the Holder of this Warrant, upon the exercise thereof as provided in Section 1, at any time after the consummation of such consolidation or merger, shall be entitled to receive, in lieu of the securities and property receivable upon the exercise of this Warrant prior to such consummation, the securities or property to which such Holder would have been entitled upon such consummation if such Holder had exercised this Warrant immediately prior thereto; in each such case, the terms of this Warrant shall be applicable to the securities or property receivable upon the exercise of this Warrant after such consummation.

          6.3 Issuance of Shares, Etc. (a) In case the Company shall issue its Common Shares (other than (i) pursuant to Exempt Issuances, as hereinafter defined, or (ii) upon the exercise of any rights, options, warrants, or the conversion of any securities, as provided for in paragraph (c) hereof) for a consideration per share less than the Exercise Price in effect on the day immediately preceding the date of issuance, the Exercise Price shall be adjusted immediately thereafter so that it shall equal the price determined by multiplying the Exercise Price in effect immediately prior thereto by a fraction, of which the numerator shall be the sum of the number of Common Shares outstanding immediately prior to the issuance of such additional shares and the number of Common Shares which the aggregate consideration received (determined as provided in Section 6.5 below) for the issuance of such additional shares would purchase at such Exercise Price and the denominator shall be the number of Common Shares outstanding immediately after the issuance of such additional shares. Such adjustment shall be made successively whenever any such issuance is made.

          (b) If, at any time or from time to time after the date of this Warrant, the Company shall distribute to the holders of its outstanding Common Shares (i) securities, other than its Common Shares, or (ii) property, other than cash, without payment therefor, then, and in each such case, the Holder, upon the exercise of this Warrant, shall be entitled to receive the securities and property which the Holder would hold on the date of such exercise if, on the date of this Warrant, the Holder had been the holder of record of the number of Common Shares subscribed for upon such exercise and, during the period from the date of this Warrant to and including the date of such exercise, had retained such shares and the securities and properties receivable by the Holder during such period. Notice of each such distribution shall be forthwith mailed to the Holder.

          (c) In case the Company shall issue any rights, options, warrants or securities convertible into Common Shares (other than Exempt Rights, as hereinafter defined) entitling the holders thereof to purchase Common Shares or to convert such securities into Common Shares at a price per share (determined by dividing (i) the total amount, if any, received or receivable by the Company in consideration of the issuance or sale of such rights, options, warrants or convertible securities plus the total consideration, if any, payable to the Company upon exercise or conversion thereof (the "Total Consideration") by (ii) the number of additional Common Shares issuable upon exercise or conversion of such securities) less than the Exercise Price in effect on the date of such issuance or sale, the Exercise Price shall be adjusted as of the date of such issuance or sale so that the same shall equal the price determined by multiplying the Exercise Price in effect immediately prior thereto by a fraction, the numerator of which shall be the sum of the number of Common Shares outstanding immediately prior to such issuance or sale and the number of Common Shares which the Total Consideration would purchase at such Exercise Price and the denominator shall be the number of Common Shares outstanding on the date of such issuance or sale plus the maximum number of additional Common Shares issuable upon exercise or conversion of such securities.

          (d) On the expiration of such rights, options or warrants, or the termination of such right to convert, the Exercise Price shall forthwith be readjusted to such Exercise Price as would have been obtained had the adjustments made upon the issuance of such rights, options, warrants or convertible securities been made upon the basis of the delivery of only the number of Common Shares actually delivered or deliverable upon the exercise of such rights, options or warrants, or upon the conversion of such securities.

          (e) On an adjustment in the exercise or conversion price in such rights, options, warrants or convertible securities, the Exercise Price shall forthwith be readjusted to such Exercise Price as would have been obtained had the adjustments made upon the issuance of such rights, options, warrants or convertible securities been made upon the basis of such adjusted exercise or conversion price.

          (f) As used herein, the term "Exempt Issuances" shall mean any issuance of Common Shares:

               (i) upon the exercise of options hereafter granted to full-time employees and non-employee directors of the Company pursuant to a plan or plans adopted by the Company's Board of Directors and approved by its stockholders; provided, however, that, in order to be considered an Exempt Issuance under this clause (i), (a) the option exercise price must be equal to or greater than the Current Market Price Per Share on the date of grant and (b) on the date of grant, the aggregate number of Common Shares issuable pursuant to the exercise of (I) the options being granted and (II) all other then outstanding options, warrants and other rights (other than any included within clause (iii) hereof), whether or not then currently exercisable, cannot exceed ten percent (10%) of the number of Common Shares then issued and outstanding;

               (ii) upon the exercise of options, warrants and other rights which are outstanding as of the date hereof (whether or not currently exercisable); or

               (iii)  upon the conversion or exchange of
convertible or exchangeable securities which are outstanding as of the date hereof (whether or not currently convertible or exchangeable).

          The options, warrants, rights and other securities referred to in clauses (i), (ii) and (iii) of this paragraph (f) are hereinafter referred to collectively as "Exempt Rights".

          6.4 Adjustment in Number of Warrant Shares. Whenever the Exercise Price is adjusted as set forth in Section 6.1 or 6.3 (whether or not the Company then or thereafter elects to issue additional Warrants in substitution for an adjustment in the number of Warrant Shares), the number of Warrant Shares specified in each Warrant which the Holder may purchase shall be adjusted, to the nearest full share, by multiplying such number of Warrant Shares immediately prior to such adjustment by a fraction, of which the numerator shall be the Exercise Price immediately prior to such adjustment and the denominator shall be the Exercise Price immediately thereafter.

          6.5 Consideration. For purposes of any computation respecting consideration received pursuant to Section 6.3, the following shall apply:

          (a) in the case of the issuance of Common Shares, rights, options, warrants or convertible securities for cash, the consideration shall be the amount of such cash, without deduction for any commissions, discounts or other expenses incurred by the Company for any underwriting of the issuance or otherwise in connection therewith; and

          (b) in the case of the issuance of Common Shares, rights, options, warrants or convertible securities for a consideration in whole or in part other than cash, the consideration shall be deemed to be the fair market value thereof as determined in good faith by the Board of Directors of the Company (irrespective of the accounting treatment thereof), whose determination shall be conclusive.

          6.6 Current Market Price Per Share. As used herein, the term "Current Market Price Per Share" shall mean the closing bid price, or, if not available, the highest bid price, of the Common Shares as quoted on a national securities exchange, or in the over-the-counter market as reported by NASDAQ or, if not available, by the National Quotation Bureau, Incorporated, as the case may be (or, if there is no bid price on a particular day, then the closing bid price or, if not available, the highest bid price on the nearest trading date before that day and for which such prices are available), and if the Common Shares are not listed on such an exchange or traded in such a market on such particular day, then the Current Market Price Per Share shall be determined by the Board of Directors by taking into consideration all relevant factors, including, but not limited to, the Company's net worth, prospective earning power and dividend paying capacity.

          7    [Intentionally Omitted]

          8    Restrictions on Exercise.

          (a) Unless, prior to the exercise of this Warrant, the Warrant Shares have been registered with the Securities and Exchange Commission pursuant to the Act, the notice of exercise shall be accompanied by a representation of the Holder to the Company to the effect that such shares are being acquired for investment and not with a view to the distribution thereof, and such other representations and documentation as may be required by the Company, unless in the opinion of counsel to the Company such representations or other documentation is not necessary to comply with such Act.

          (b) The Company shall not be obligated to deliver any Warrant Shares unless and until they have been listed on each securities exchange or other self-regulatory body on which the Company's Common Shares may then be listed or until there has been qualification under or compliance with such federal or state laws, rules or regulations as the Company may deem applicable. The Company shall use its best efforts to obtain such listing, qualification and compliance.

          9    Restrictions on Transfer; Registration Rights.

          9.1 Transfer to Comply with the Securities Act of 1933. Neither this Warrant nor any Warrant Shares may be Transferred except as follows: (a) to a person who, in the opinion of counsel satisfactory to the Company, is a person to whom this Warrant or the Warrant Shares may legally be Transferred without registration and without the delivery of a current prospectus under the Act with respect thereto and then only against receipt of an agreement of such person to comply with the provisions of this Section 9 with respect to any Transfer of such securities; or (b) to any person upon delivery of a prospectus then meeting the requirements of the Act relating to such securities and the offering thereof for such Transfer.

          9.2 Legend. Subject to the terms hereof, upon exercise of this Warrant and the issuance of the Warrant Shares, all certificates representing such Warrant Shares shall bear on the face or reverse thereof substantially the following legend:
               "The shares represented by this certificate have not been registered under the Securities
               Act of 1933, as amended, and may not be sold, offered for sale, pledged, transferred, assigned or otherwise disposed of unless registered pursuant to the provisions of such Act or an opinion-of counsel to the Company is obtained stating that such sale, offer for sale, pledge, transfer, assignment or other disposition is in compliance with an available exemption from such registration."

          9.3 Registration Rights. Simultaneously herewith, the Company and the Holder, among others, are entering into a Loan and Registration Rights Agreement covering, among other matters, the registration of the Warrant Shares under the Act for resale by the Holder.

          10   Lost, Stolen or Destroyed Warrants.  In the event
that the Holder notifies the Company that this Warrant has been lost, stolen or destroyed and either (a) provides a letter, in form satisfactory to the Company, to the effect that he will indemnify the Company from any loss incurred by it in connection therewith, and/or (b) provides an indemnity bond in such amount as is reasonably required by the Company, the Company having the option of electing either (a) or (b) or both, the Company shall accept such letter and/or indemnity bond in lieu of the surrender of this Warrant as required by Section 1 hereof.

          11   Applicable Law.  This Warrant is issued under, and
shall for all purposes be governed by and construed in accordance with, the laws of the State of Delaware, excluding choice of law principles thereof.

          IN WITNESS WHEREOF, the Company has caused this Warrant to be signed on its behalf, in its corporate name, by its duly authorized officer, all as of the day and year first above written.

                                       PC ETCETERA, INC.


                                       By: /s/ Terry Steinberg
                                       Name: Terry Steinberg
                                       Title: President